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08004256

August 8, 2008

VIA FEDERAL EXPRESS

Mr. Michael Coco
Office of International Corporation Finance
Stop 3-2
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

RECEIVED
2008 AUG 11 P 2:00

Re: Nippon Commercial Investment Corporation
(File No. 82-35064)

Dear Mr. Coco:

In connection with the exemption of Nippon Commercial Investment Corporation (the "Issuer") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we hereby furnish the Securities and Exchange Commission with the material listed in Annex A attached hereto on behalf of the Issuer.

Should you have any questions regarding this matter, please do not hesitate to contact us.

Kindly acknowledge receipt of this letter and the enclosed material by stamping and returning the enclosed copy of this letter in the self-addressed, stamped envelope provided for your convenience.

Sincerely,

PROCESSED
AUG 13 2008
THOMSON REUTERS

Yoshiki Shimada/Reiko Noda

Enclosures

cc: Mr. Tetsuya Saito, Mr. Tomoyuki Iwama, Ms. Hina Inoue
Pacific Commercial Corporation (w/o attachments)

8/12

LIST OF INFORMATION OR DOCUMENTS THAT THE ISSUER HAS MADE PUBLIC, FILED OR DISTRIBUTED THROUGH OCTOBER 2007*

III. DISTRIBUTED TO UNITHOLDERS

1. The Asset Management Report: Third Fiscal Period (from March 1, 2007 to August 31, 2007), including the accompanying semiannual financial report (Exhibit III.1) (English translation attached).**

* Information or documents that the Issuer has made public, filed or distributed through October 2007, other than the above-listed Asset Management Report, have already been furnished to the Securities and Exchange Commission.

** This document was originally prepared in the Japanese language. The English translation of this document, including the accompanying semiannual financial report, is enclosed herewith, which was prepared by the Issuer and audited by the Issuer's independent auditors, KPMG AZSA & Co. As noted in Note 1 to the financial statements, the accompanying semiannual financial report was restructured and translated into English from the audited financial statements of the Issuer prepared in accordance with accounting principles generally accepted in Japan. In preparing the accompanying semiannual financial report, certain reclassifications and modifications have been made in the financial statements issued in Japan in order to present them in a form that is more familiar to readers outside of Japan.

Exhibit III.1

The Asset Management Report: Third Fiscal Period (from March 1, 2007 to August 31, 2007), including the accompanying semiannual financial report (English Translation).

FILE NO. 82-35064
EXHIBIT III.1

[ENGLISH TRANSLATION]

Asset Management Report

Nippon Commercial Investment Corporation

3rd Fiscal Period

(March 1, 2007 – August 31, 2007)

2-11-1 Nagata-cho

Chiyoda-ku, Tokyo

Japan

EXHIBIT III.1

[ENGLISH TRANSLATION]

I . Overview of Asset Management

1. Operating Results and Financial Position of Nippon Commercial Investment Corporation ("NCI")

Fiscal Period		First	Second	Third
Calendar Period		February 22, 2006 – August 31, 2006	September 1, 2006 – February 28, 2007	March 1, 2007 – August 31, 2007
Operating revenues	in millions of yen	–	5,617	7,675
(of which, real estate rental revenue)	in millions of yen	(–)	(5,617)	(7,675)
Operating expenses	in millions of yen	9	2,054	3,358
(of which, real estate rental expense)	in millions of yen	(–)	(1,852)	(2,905)
Operating income / Operating loss (–)	in millions of yen	–9	3,563	4,317
Ordinary income / Ordinary loss (–)	in millions of yen	–16	2,478	3,226
Net income / Net loss (–)	in millions of yen	–9	2,470	3,225
Total assets	in millions of yen	148	234,361	269,568
(period-on-period percentage change) (Note 1)	%	(–)	(–)	(+15.0)
Net assets	in millions of yen	90	119,075	119,807
(period-on-period percentage change) (Note 1)	%	(–)	(–)	(+0.6)
Unitholders' capital	in millions of yen	100	116,753	116,753
Total investment units issued and outstanding	investment units	200	257,400	257,400
Net assets per investment unit	yen	450,438	462,606	465,453
Total cash distribution	in millions of yen	–	2,460	3,225
Net income per investment unit / Net loss per investment unit (–) (Note 2)	yen	–49,562	11,160 (9,682)	12,530
Distribution per investment unit	yen	–	9,558	12,530
(of which, distribution of earnings per investment unit)	yen	(–)	(9,558)	(12,530)
(of which, distribution in excess of earnings per investment unit)	yen	(–)	(–)	(–)
Ratio of ordinary income to total assets / Ratio of ordinary loss to total assets (–) (Note 3)	%	–13.0	2.1	1.3
(annualized)	%	(–24.9)	(4.9)	(2.5)
Ratio of return on unitholders' equity / Ratio of loss on unitholders' equity (–) (Note 4)	%	–10.4	4.1	2.7
(annualized)	%	(–19.9)	(9.7)	(5.4)
Ratio of net assets to total assets at end of the fiscal period (Note 5)	%	60.5	50.8	44.4
(period-on-period change) (Note 1)	%	(–)	(–)	(–6.4)
Payout ratio (Note 6)	%	–	99.5	99.9
Depreciation and amortization	in millions of yen	–	678	878
Capital expenditures	in millions of yen	–	98	395
Net operating income (NOI) from property leasing activities (Note 7)	in millions of yen	–	4,442	5,647
Funds from operation (FFO) per investment unit (Note 8)	yen	–16,662	13,011	17,220
FFO multiples (Note 9)	multiples	–	19	13
Debt service coverage ratio (Note 10)	multiples	–	10	7
Net income before interest and depreciation (Note 11)	in millions of yen	–	3,711	5,160
Interest expense (including bond interest expense)	in millions of yen	–	362	728
Interest-bearing debt	in millions of yen	–	96,700	129,100
Ratio of interest-bearing debt to total assets at end of the fiscal period (Note 12)	%	–	41.3	47.9
Operating days (Note 13)	number of days	–	156	184

(Note 1) The period-on-period percentage change in total assets and net assets and the period-on-period change in the ratio of net assets to total assets at end of the fiscal period for the first and second fiscal periods do not serve as useful references and thus are indicated as (–).

(Note 2) The net income (loss) per investment unit was calculated by dividing the net income (loss) by the daily weighted average number of investment units issued and outstanding (first fiscal period: 200 units; second fiscal period: 221,341 units; third fiscal period: 257,400

units). Furthermore, for the second fiscal period, the net income per investment unit calculated by the daily weighted average number of investment units issued and outstanding on September 26, 2006, the day actual asset management activities commenced following listing on the Real Estate Investment Trust Section of the Tokyo Stock Exchange, deemed as the beginning of the period (255,146 units) is also shown in parentheses.

(Note 3) Ratio of ordinary income (loss) to total assets = Ordinary income (loss) ÷ ((Total assets at beginning of the fiscal period + Total assets at end of the fiscal period) ÷ 2) × 100 (rounded to one decimal place)
Further, no asset management activities were, in effect, conducted in the first fiscal period. In addition, asset management activities commenced, in effect, during the second fiscal period on September 26, 2006.

(Note 4) Ratio of return (loss) on unitholders' equity = Net income (loss) ÷ ((Net assets at beginning of the fiscal period + Net assets at end of the fiscal period) ÷ 2) × 100 (rounded to one decimal place)

(Note 5) Ratio of net assets to total assets at end of the fiscal period = Net assets at end of the fiscal period ÷ Total assets at end of the fiscal period × 100 (rounded to one decimal place)

(Note 6) Payout ratio = Total cash distribution ÷ Net income × 100 (rounded down to the nearest one decimal place)

(Note 7) NOI from property leasing activities = Real estate rental revenue − Real estate rental expense + Depreciation and amortization

(Note 8) FFO per investment unit = FFO (= Net income (loss) + Depreciation and amortization + Other amortized expenses − Gain (Loss) on sales of real estate) ÷ Investment units issued and outstanding at end of the fiscal period (rounded down to the nearest yen)

(Note 9) FFO multiples = Investment unit price at end of the fiscal period ÷ Annualized FFO per investment unit (rounded down to the nearest whole number)
Second fiscal period: Investment unit price at end of February 2007 (604,000 yen) ÷ Annualized FFO per investment unit
Third fiscal period: Investment unit price at end of August 2007 (453,000 yen) ÷ Annualized FFO per investment unit

(Note 10) Debt service coverage ratio = Net income before interest and depreciation ÷ Interest expense (including bond interest expense) (rounded down to the nearest whole number)

(Note 11) Net income before interest and depreciation = Ordinary income + Expenses not accompanied by cash outlays + Interest expense

(Note 12) Ratio of interest-bearing debt to total assets at end of the fiscal period = Interest-bearing debt at end of the fiscal period ÷ Total assets at end of the fiscal period × 100 (rounded to one decimal place)

(Note 13) The operating days of NCI's fiscal periods are as follows:
First fiscal period: 191 days from February 22, 2006 to August 31, 2006 (However, NCI had, in effect, not conducted asset management activities in this fiscal period.)
Second fiscal period: 181 days from September 1, 2006 to February 28, 2007 (NCI had, in effect, conducted asset management activities for 156 days commencing on September 26, 2006.)
Third fiscal period: 184 days from March 1, 2007 to August 31, 2007

2. Asset Management in the Third Fiscal Period

A. Main Developments of NCI

NCI was established on February 22, 2006 with paid-in capital of 100,000 thousand yen (200 investment units) in accordance with the Law Concerning Investment Trusts and Investment Corporations (*Toushishintaku Oyobi Toushihoujin ni Kansuru Houritsu*; Law No. 198 of 1951; hereafter, the "ITL"). Pacific Commercial Investment Corporation acted as NCI's promoter. NCI registered with the Kanto Local Finance Bureau in accordance with the ITL on March 22, 2006. Thereafter, on September 26, 2006, NCI issued an additional 245,000 investment units through a public offering and listed its investment units on the Real Estate Investment Trust Section of the Tokyo Stock Exchange (J-REIT Section) where it was assigned a securities identification code of 3229. Moreover, NCI issued an additional 12,200 investment units through a third-party allotment on October 24, 2006.

Consequently, at the end of the third fiscal period, the number of investment units issued and outstanding totaled 257,400 investment units and unitholders' capital amounted to 116,753,060 thousand yen.

B. Investment Environment and Management Performance

The upswing in the Japanese economy seen in the second fiscal period continued into the third fiscal period. Furthermore, backed by favorable corporate performance, there is an ongoing expansion in business size and improvement in the employment environment. Although there are signs of a slowdown in the increase in corporate capital investment, Japan maintains strong economic conditions.

As for real estate market conditions on the other hand, stock prices and investment unit prices centering on the real estate related and real estate investment trust markets continued to be volatile compared to the end of the second fiscal period due to the subprime shock in the U.S. Nevertheless, NCI has been registering steady growth even under these

circumstances by conducting acquisitions and sound management of assets from which stable cash flows can be enjoyed.

In the real estate rental market, the population influx in the central areas of the three largest metropolitan areas as well as other metropolitan areas of Japan and the concentration of Japan's population in these metropolitan areas continues. The increase in demand for Urban Commercial Real Estate in these metropolitan areas has clearly surfaced as decreases in office vacancy rates and increases in rental rates for new tenants. With the upward trend in rental rates clearly evident particularly in downtown Tokyo, NCI strived to achieve internal growth by proactively revising rental rates to higher rental rates in relation to tenants extending their agreements in the third fiscal period, by adequately leveraging the characteristic features of Urban Commercial Real Estate in that they are more responsive to economic conditions and tend to benefit more easily from an increase in demand than other types of real estate.

In the real estate trading market, property acquisitions continue to be difficult and the price of blue-chip properties is soaring. Under such circumstances, NCI managed to newly acquire two additional properties (total acquisition price: 29,600,000 thousand yen) and achieve an increase in revenue of 580,425 thousand yen through external growth.

History of Acquired Assets

	March 2007	April 2007	May 2007	June 2007	July 2007	August 2007
Cumulative acquisition price (in thousands of yen)	201,836,000	216,336,000	231,436,000	231,436,000	231,436,000	231,436,000
Cumulative total number of properties acquired	38	39	40	40	40	40
Leasable area (m^2)	283,692.00	303,790.00	311,156.88	311,050.14	311,050.17	311,060.43
Occupancy rate (%)	96.0	96.3	95.9	96.7	96.5	96.7

C. Overview of Capital Procurement

During the third fiscal period, NCI took out a syndicated loan of 7,000,000 thousand yen in March 2007 to partially pay for trust beneficial interest in properties as well as the expenses associated with such. Additionally, NCI entered into a commitment line agreement for a line of credit of 15,000,000 thousand yen to improve financial stability and credit standing further by securing flexible and stable financing means and thereby minimize NCI's overall financing costs. Furthermore, NCI borrowed 2,000,000 thousand yen in June 2007 to fund the repayment of some of the borrowings early, as well as to promote loans that are long-term loans and have fixed interest rates and to disperse repayment dates.

In addition, NCI issued investment corporation bonds for the first time in April 2007, leading to capital procurement of a total of 27,000,000 thousand yen. This capital was used to fund the acquisition of properties and to repay loans (3,600,000 thousand yen).

As a result, the status of interest-bearing debt of NCI borrowed from 17 banks, corporations, etc. at the end of the third fiscal period was a total of 129,100,000 thousand yen (of which, short-term loans accounted for 32,400,000 thousand yen, long-term loans accounted for 69,700,000 thousand yen and investment corporation bonds accounted for 27,000,000 thousand yen). Furthermore, the ratio of interest-bearing debt to total assets at the end of the third fiscal period was 47.9%.

Of the borrowings, interest rate caps and interest rate swaps were purchased for long-term loans as a means to hedge interest rate fluctuation risks. NCI completed the hedging with 0.95% as the cap on 3-month TIBOR for its 2-year loans and 1.05% as the cap on 3-month TIBOR for its 3-year loans, and entered into an interest rate swap agreement to set the interest rate, in effect at a fixed interest rate of 2.19% for its 5-year loans.

Category	Loan Amount (in thousands of yen)	Lender(s) (Name of Financial Institution(s))	Interest Rate	Applicable Interest Rate at End of the Fiscal Period	Drawdown Date	Repayment Date
Term Loan F (Tranche A)	5,000,000	The Hiroshima Bank, Ltd. Sumitomo Mitsui Banking Corporation Sompo Japan Insurance Inc. The Sumitomo Trust and Banking Co., Ltd.	JBA 3-month TIBOR + 0.50%	1.19281%	March 30, 2007	March 30, 2012
Term Loan F (Tranche B)	2,000,000	Daido Life Insurance Company	5-year yen interest rate swap + 0.50%	1.87000%	March 30, 2007	March 30, 2012
Term Loan G	2,000,000	Daido Life Insurance Company	5-year yen interest rate swap + 0.55%	2.25750%	June 26, 2007	June 26, 2012
Total	9,000,000	–	–	–	–	–

The following summarizes the investment corporation bonds and ratings of NCI at the end of the third fiscal period.

<Overview of Investment Corporation Bonds>

Name	Offering Method	Issue Amount	Interest Rate	Issue Date	Maturity
First Series Unsecured Investment Corporation Bonds	Private placement	10 billion yen	1.52% p.a.	April 13, 2007	April 13, 2010
Second Series Unsecured Investment Corporation Bonds	Private placement	17 billion yen	1.96% p.a.	April 13, 2007	April 13, 2012
Total	–	27 billion yen	–	–	–

<Status of Acquisition of Issuer Ratings>

Rating Agency	Rating	Details
Rating and Investment Information, Inc. (R&I)	A	Rating Outlook: Stable
Moody's Investors Service, Inc. (Moody's)	A3	Rating Outlook: Stable

D. Overview of Performance and Distribution

As a result of the abovementioned management, the management performance for the third fiscal period was an increase in both revenue and income, recording 7,674,963 thousand yen in operating revenues, 4,316,592 thousand yen in operating income, 3,226,452 thousand yen in ordinary income and 3,225,252 thousand yen in net income.

In principle, NCI intends to distribute as dividend an amount as it determines, which shall be in excess of 90% of its distributable income as defined in Article 67-15 of the Special Taxation Measures Law (*Sozei Tokubetsu Sochi Hou*). NCI decided to distribute the entire amount of distribution per investment unit, excluding fractional amounts less than 1 yen, in the third fiscal period. Accordingly, total cash distributions amounted to 3,225,222,000 yen and distribution per investment unit amounted to 12,530 yen.

3. Status of Capital Increase

During the third fiscal period, NCI did not increase or make other change to its capital and there is, therefore, no change in the unitholders' capital and such. The following table summarizes the change in the number of investment units issued and outstanding and in the amount of unitholders' capital up to the end of the third fiscal period.

Date	Description	Investment Units Issued and Outstanding (investment units)		Unitholders' Capital (in thousands of yen)		Notes
		Increase / Decrease	Balance	Increase / Decrease	Balance	
February 22, 2006	Incorporation through private placement	200	200	100,000	100,000	(Note 1)
September 26, 2006	Capital increase through public offering	245,000	245,200	111,119,750	111,219,750	(Note 2)
October 24, 2006	Capital increase through third-party allotment	12,200	257,400	5,533,310	116,753,060	(Note 3)

(Note 1) NCI was established using capital contributed by Pacific Management Corporation at an issue price of 500,000 yen per investment unit.

(Note 2) NCI issued additional investment units through a public offering at an issue price of 470,000 yen per investment unit (issue price to underwriters: 453,550 yen per investment unit) to procure funds for acquiring new properties and commenced its asset management activities.

(Note 3) NCI issued additional investment units with Daiwa Securities SMBC Co. Ltd. as the allottee at an issue price of 453,550 yen per investment unit.

Price History of Investment Units on the Tokyo Stock Exchange

The following table shows the highest and lowest prices (based on the closing price) of NCI's investment units on the Real Estate Investment Trust Section of the Tokyo Stock Exchange for each fiscal period.

(in yen)

Fiscal Period	First (Note 1)	Second	Third
Settlement of Accounts	August 2006	February 2007	August 2007
Highest	–	670,000	655,000
Lowest	–	461,000	442,000
Price at Beginning of the Fiscal Period (Note 2)	–	472,000	585,000
Price at End of the Fiscal Period (Note 2)	–	604,000	453,000

(Note 1) NCI listed its investment units on the Real Estate Investment Trust Section of the Tokyo Stock Exchange on September 26, 2006. This item is not applicable since NCI had not yet listed its investment units as of August 31, 2006.

(Note 2) The price at the beginning of the fiscal period and the price at the end of the fiscal period show the closing prices on the first date of the fiscal period and the last date of the fiscal period, respectively. However, for the second fiscal period, the price at the beginning of the fiscal period shown is the closing price on the date of listing (September 26, 2006).

4. Distribution Performance

In principle, NCI intends to distribute as dividend an amount as it determines, which shall be in excess of 90% of its distributable income as defined in Article 67-15 of the Special Taxation Measures Law (*Sozei Tokubetsu Sochi Hou*). NCI decided to distribute the entire amount of distribution per investment unit, excluding fractional amounts less than 1 yen, in the third fiscal period. Accordingly, total cash distributions amounted to 3,225,222,000 yen and distribution per investment unit amounted to 12,530 yen.

(in yen)

Fiscal Period	First	Second	Third
Calendar Period	February 22, 2006 – August 31, 2006	September 1, 2006 – February 28, 2007	March 1, 2007 – August 31, 2007
Total unappropriated income at end of the fiscal period / Total unappropriated loss at end of the fiscal period (−)	−9,912,436	2,460,319,770	3,225,343,336
Accumulated earnings	−9,912,436	90,570	121,336
Total cash distribution (Distribution per investment unit)	– (–)	2,460,229,200 (9,558)	3,225,222,000 (12,530)
Of which, total distribution of earnings (Distribution of earnings per investment unit)	– (–)	2,460,229,200 (9,558)	3,225,222,000 (12,530)
Of which, total capital reimbursement (Capital reimbursement per investment unit)	– (–)	– (–)	– (–)

5. Future Management Policy and Key Topics

A. Management Environment

NCI anticipates the recovery of the Japanese economy to continue into the subsequent fiscal period. On the other hand, NCI sees there to be a need to keep a watch on the U.S. economy, crude oil prices, interest rate hikes and other changes in the environment.

In the office rental market, backed by favorable corporate performance, especially that of listed companies, the continuing increase in demand in Tokyo and other central areas of the three largest metropolitan areas (Tokyo, Osaka and Nagoya) is expected to lead to further ongoing improvements in occupancy rates as well as rental rates for tenants with whom agreements will be newly entered into (new tenants) or extended (existing tenants). As of the end of August 2007, the vacancy rates in downtown Tokyo hovered at an extremely low level ranging between 2% and 3% and the rental rates for new tenants have also been on the rise since 2005. Furthermore, the trend of rebuilding, redeveloping, etc. offices is also accelerating in the central areas of the urban areas of Osaka and Nagoya; thus, NCI anticipates further market improvements in the future in these areas. Under this environment, the abovementioned central areas of the three largest metropolitan areas are in a state where tenants that are considering expanding the floor area of their office space or relocating to a new location are finding it difficult to secure sufficient floor area. Moreover, driven by rising contract rental rates for new tenants, there are an increasing number of case examples being realized where rental rates of exisiting tenants are being revised, in reference to rental rates for newly advertised nearby office properties with similar specifications, to rental rates that are more favorable in terms and conditions to the lender than prior to the revisions. Other than the three largest metropolitan areas, there are cities that have begun to gradually show signs of recovery in market conditions; however, there are many cities where the vacancy rates continue to hover at 10% or greater with the exception of some government-designated cities, including Sapporo City, Fukuoka City and Sendai City. Thus, the prospects of the rental market in local regions are uncertain.

In addition, the real estate trading market is expected to continue seeing a tightening of suppy and demand in relation to revenue-generating real estate. However, as a result of changes in the environment surrounding the asset management business due to the enforcement of the Financial Instruments and Exchange Law (*Kinyuu Shouhin Torihiki Hou*), a change is likely to emerge in the liquidity as well. Thus, NCI will continue to keep a close watch on changes in the environment surrounding the real estate market.

B. Future Management Policy and Challenges

(1) Management Strategy

(i) Brand Strategy

To enhance the competitiveness of its portfolio assets in the office rental market, NCI is introducing the "Pacific Marks" brand in succession to the name of properties whose quality is higher in terms of size, location, facilities, etc. after obtaining the consent of the existing tenants. By implementing timely renovations, etc. in addition to changing property names to include the "Pacific Marks" brand name, NCI creates synergies that have the effect of penetrating its brand name in the office rental market and thereby seeks to enhance its asset value and improve its competitiveness in soliciting tenants, etc.

(ii) Renovation

NCI will strive to improve its occupancy rates and rental rate unit prices by proactively engaging in renovations to provide a comfortable office environment for its tenants and by improving the satisfaction level of its tenants as a result of such renovations.

Particularly with retail properties, NCI will strive to renovate its properties from the perspective of tenants that operate the stores so as to improve the value and maintain the comfortableness of its facilities.

(iii) Rental Rate Revisions

Under the management environment described above, NCI will aim to enhance its earnings by responding positively to rental rate extensions and new rental rate contracts. Furthermore, in light of the characteristic that the renewal period for the lease agreements for many of the office tenants is every two years, NCI will negotiate higher rental rates with its existing tenants on an ongoing bases.

(2) Investment Strategy

(i) Acquire New Properties

NCI seeks to maximize the value of its investment units by securing stable earnings over the medium to long term and steadily increasing its portfolio size without being vulnerable to temporary market situations. For this purpose, NCI is dedicated to securing blue-chip properties by optimally capitalizing on the support of its sponsor and support line agreement partner Pacific Management Corporation (PMC), as well as the PMC Group, while also expanding independent channels for acquiring properties.

(ii) Flexibly Review the Portfolio

Pursuant to its investment policy, NCI intends to focus its investment activity primarily on office and retail properties located in the three largest metropolitan areas as well as other metropolitan areas (particularly in the central areas). In addition, NCI intends to invest in office properties and retail properties located in central areas so that such investments account for 70% or more of the entire portfolio (based on acquisition price). In light of the domestic and global economic conditions and fluctuations in the real estate market, NCI intends to flexibly review its portfolio talking into consideration the profitability and future potential of individual properties while focusing its attention on large properties and properties with the capacity to grow internally.

(3) Financial Strategy

To minimize interest rate fluctuation risks, NCI strives to achieve a balance in such areas as long and short loan terms and fixed and variable interest rates, while also working to reduce interest rate costs overall. In addition, to minimize refinancing risks, NCI aims to diversify repayment dates and sources of funding through such measures as issuing investment corporation bonds. NCI has been committed to diversifying the sources of funding since its listing when it borrowed funds from ten domestic financial institutions. NCI will work to form smooth relationships, while continuing to procure capital in a well-balanced manner.

Moreover, NCI will continue to be dedicated to conducting systematic financial operations through the purchase of interest rate caps and other hedging instruments as a means to address the risks of rising interest rates.

6. Material Events Occurred Subsequent to the Settlement of Accounts

The following are the material events involving NCI that have occurred after the settlement of accounts.

A. Acquisition of Assets

NCI decided to acquire the following specified assets on October 18, 2007, as shown in the summary below:

Property No.	Property Name	Acquisition Price (in thousands of yen) (Note 1)	Location (Note 2)	Asset Type	Usage	Scheduled Date of Purchase Agreement	Scheduled Acquisition Date
Office A-26	Towa Hamamatsucho Building	7,000,000	Minato ward, Tokyo	Trust beneficial interest in real estate	Office property	October 30, 2007	October 30, 2007
Office A-27	Lila Hijirizaka	4,300,000	Minato ward, Tokyo	Trust beneficial interest in real estate (Note 3)	Office property	October 30, 2007	October 30, 2007

(Note 1) "Acquisition Price" indicates the purchase price excluding consumption tax, local consumption tax, fixed property tax, city planning tax and other acquisition costs.

(Note 2) "Location" indicates the smallest independent administrative district of the region where the applicable property is located.

(Note 3) NCI plans to terminate the trust promptly upon acquisition of the trust beneficial interest and acquire title directly to the property.

[ENGLISH TRANSLATION]

B. Borrowing of Funds

NCI borrowed funds as follows on September 27, 2007 to fund the repayment of funds in correlation with the principal repayment of an existing loan becoming due as described in C. Repayment of Loans, as well as to secure flexible funds.

(1) Term Loan H (term: 1 year)

Lenders:	The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Chiba Bank, Ltd.
Loan amount:	1,000,000 thousand yen
Interest rate:	JBA 3-month TIBOR + 0.3% The rate applicable for the period between September 27, 2007 and December 26, 2007 is 1.14667%.
Drawdown date:	September 27, 2007
Repayment date:	September 27, 2008
Collateral:	Unsecured
Guarantee:	Non-guaranteed

(2) Term Loan I (term: 1.5 years)

Lenders:	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Shinkumi Federation Bank Mizuho Corporate Bank, Ltd. Shinsei Bank, Limited Aozora Bank, Ltd.
Loan amount:	16,500,000 thousand yen
Interest rate:	JBA 3-month TIBOR + 0.325% The rate applicable for the period between September 27, 2007 and December 26, 2007 is 1.17167%.
Drawdown date:	September 27, 2007
Repayment date:	March 27, 2009
Collateral:	Unsecured
Guarantee:	Non-guaranteed

(3) Term Loan J (term: 3 years)

Lenders:	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation Shinsei Bank, Limited Aozora Bank, Ltd. The Sumitomo Trust and Banking Co., Ltd.
Loan amount:	13,000,000 thousand yen
Interest rate:	JBA 3-month TIBOR + 0.4% The rate applicable for the period between September 27, 2007 and December 26, 2007 is 1.24667%.
Drawdown date:	September 27, 2007
Repayment date:	September 27, 2010
Collateral:	Unsecured
Guarantee:	Non-guaranteed

(4) Term Loan K (term: 4 years)

Lenders:	National Mutual Insurance Federation of Agricultural Cooperatives Aioi Insurance Co., Ltd.
Loan amount:	2,000,000 thousand yen
Interest rate:	1.83125% (4-year yen swap + 0.49%)
Drawdown date:	September 27, 2007
Repayment date:	September 27, 2011
Collateral:	Unsecured
Guarantee:	Non-guaranteed

(5) Term Loan L (term: 4 years)

Lender:	Development Bank of Japan
Loan amount:	1,000,000 thousand yen
Interest rate:	1.81750% (4-year yen swap + 0.47%)
Drawdown date:	September 27, 2007
Repayment date:	September 27, 2011
Collateral:	Unsecured
Guarantee:	Non-guaranteed

In addition, NCI decided to borrow funds as follows on October 19, 2007 to partially fund the acquisition of trust beneficial interest in real estate as outlined above in A. Acquisition of Assets as well as to pay the expenses associated with such acquisitions, and to partially fund future acquisitions of assets as well as to pay the expenses associated with such future acquisitions.

(6) Term Loan M (term: 1 year)

Lender:	Sumitomo Mitsui Banking Corporation
Loan amount:	15,000,000 thousand yen
Interest rate:	JBA 1-month TIBOR + 0.4%
Drawdown dates:	October 30, 2007 (12,000,000 thousand yen of the 15,000,000 thousand yen) November 28, 2007 (3,000,000 thousand yen of the 15,000,000 thousand yen)
Repayment date:	October 30, 2008
Collateral:	Unsecured
Guarantee:	Non-guaranteed

C. Repayment of Loans

NCI repaid the following existing loan, the principal repayment of which was due on September 27, 2007, with the funds noted in the abovementioned B. Borrowing of Funds.

Term Loan A

Lenders:	Aozora Bank, Ltd. Mizuho Corporate Bank, Ltd. Shinsei Bank, Limited The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Sumitomo Trust and Banking Co., Ltd.
Repayment amount:	32,400,000 thousand yen
Repayment date:	September 27, 2007
Principal repayment method:	Lump-sum repayment

[ENGLISH TRANSLATION]

(Additional Information) Portfolio Asset Name Change

(1) Change to "Pacific Marks" Brand

To enhance the competitiveness of its portfolio assets in the office rental market, NCI is introducing the "Pacific Marks" brand to the name of properties whose quality is higher in terms of size, location, facilities, etc. Having obtained the consent of existing tenants, NCI decided that, of the portfolio assets, it will change the name of the following properties, which NCI deems are commensurate to the "Pacific Marks" brand, as part of the brand strategy.

As of October 19, 2007, the names of the following properties were changed to the "Pacific Marks" brand.

Property No.	Name of Portfolio Asset		Date of Change
	New Name	Old Name	
Office A-2	Pacific Marks Shinjuku ParkSide	Korakuen Shinjuku Building	October 1, 2007
Office A-3	Pacific Marks Tsukiji	Dai-ichi Tsukiji Building	
Office A-10	Pacific Marks Shibuya-koendoori	Jinnan Flag Tower	
Office A-11	Pacific Marks Nihonbashi-Tomizawacho	Nissin Nihonbashi Building	
Office A-22	Pacific Marks Shinkawa	Shinkawa M Building	
Office A-23	Pacific Marks Uchikanda	Uchikanda Central Building	
Office A-24	Pacific Marks Mejiro	Mejiro Toyo Building	
Office B-4	Pacific Marks Esaka	Esaka Toyo Building	

(2) Change to Name, Brand, Etc. of Prior Titleholder.

In relation to properties using the name, brand, etc. of prior titleholders from among portfolio assets, NCI decided to change the name of the following properties in the third fiscal period after carefully studying the individual features of each property in an effort to eliminate the image, etc. of the prior titleholders from the office rental market. NCI will proceed further to consider changing the name of these properties to the "Pacific Marks" brand by carefully studying the individual features and other conditions of each property.

As of October 19, 2007, the name of properties using the name, brand, etc. of prior titleholders was changed for the following properties.

Property No.	Name of Portfolio Asset		Date of Change
	New Name	Old Name	
Office A-8	Oomori City Building	Asahi Seimei Ohmori Building	October 1, 2007
Office B-3	Nagoya-Nishiki City Building	Nagoya Nishiki Dai-ichi Seimei Building	

[ENGLISH TRANSLATION]

II. Overview of NCI

1. Overview of Capital

Item	First Fiscal Period (As of August 31, 2006)	Second Fiscal Period (As of February 28, 2007)	Third Fiscal Period (As of August 31, 2007)
Total number of investment units authorized	2,000,000 units	2,000,000 units	2,000,000 units
Total number of investment units issued and outstanding	200 units	257,400 units	257,400 units
Unitholders' capital	100,000,000 yen	116,753,060,000 yen	116,753,060,000 yen
Number of unitholders	1 person	11,369 persons	9,692 persons

2. Matters related to Investment Units

Principal unitholders as of August 31, 2007 are as follows.

Name	No. of Investment Units Held (units)	Percentage to Total Investment Units Issued and Outstanding (%)
NikkoCiti Trust and Banking Corporation (Investment Trust Account)	17,975	6.98
Japan Trustee Services Bank, Ltd. (Trust Account)	14,490	5.62
Pacific Management Corporation	12,400	4.81
The Master Trust Bank of Japan, Ltd. (Trust Account)	11,263	4.37
State Street Bank and Trust Company	9,239	3.58
Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)	9,111	3.53
The Nomura Trust and Banking Co., Ltd. (Investment Trust Account)	6,086	2.36
JPMorgan Chase Goldman Sachs Trust JASDEC Lending Account	4,664	1.81
The Bank of New York Treaty JASDEC Account	4,206	1.63
The Chase Manhattan Bank, N.A. London SL Omnibus Account	4,122	1.60
Total	93,556	36.34

(Note) The percentage (of the number of investment units held) to total investment units issued and outstanding is rounded down to the nearest two decimal places.

3. Matters related to Directors

The names of directors, etc. as of August 31, 2007 are as follows.

Title	Name	Primary Duties	Total Compensation of Each Director during the Fiscal Period (in thousands of yen)
Executive Director	Tomohiro Makino	Chief Executive Officer and President, Pacific Commercial Investment Corporation	1,800
Supervisory Director	Hiroshi Nemoto	Representative Partner, Clifix Certified Public Tax Accountants' Corporation	1,200
Supervisory Director	Tsutomu Kuribayashi	Partner, Kuribayashi Sogo Law Office	
Accounting Auditor	KPMG AZSA & Co.	–	12,000

(Note 1) Tomohiro Makino serves concurrently as the chief executive officer and president of Pacific Commercial Investment Corporation, the asset manager of NCI, and as executive director of NCI. The approval of the Commissioner of the Financial Services Agency for concurrently holding these positions was obtained on February 17, 2006 pursuant to Article 13 of the ITL prior to amendments in accordance with Article 5 of the Law for Amending the Securities and Exchange Law and Other Financial Laws (*Shouken Torihiki Hou Nado no Ichibu wo Kaiseisuru Houritsu*; Law No. 65 of 2006) (hereafter, the "pre-amendment ITL"). The supervisory directors may also be directors of corporations other than those listed above, but none of said corporations or those listed above are related to NCI.

(Note 2) Neither the executive nor supervisory directors own investment units of NCI in their own name or the name of another.

4. Asset Manager, Custodian and General Administrators

The following are the asset manager, custodian and general administrators as of August 31, 2007.

Outsourced Responsibility	Name
Asset manager	Pacific Commercial Investment Corporation
Custodian	The Sumitomo Trust & Banking Co., Ltd.
General administrator (accounting matters)	Heiseikaikeisha Tax Co.
General administrator (transfer agent)	Mitsubishi UFJ Trust and Banking Corporation
General administrator (administrative matters relating to NCI)	Mitsubishi UFJ Trust and Banking Corporation

Ⅲ. Portfolio Assets of NCI

The following summarizes NCI's portfolio assets as of August 31, 2007.

1. Composition of NCI Properties

Area (Note 1)	Usage / Type (Note 1)	Investment Target Geographic Region (Note 1)	Property No.	Property Name	Total Amount Owned (in thousands of yen) (Note 2)	Ratio to Total Assets (Note 3)
Central Area	Office Properties	Urban Area of Tokyo	Office A-1	Hitachi High-Tech Building	18,974,940	7.0%
			Office A-2	Pacific Marks Shinjuku ParkSide (formerly, Korakuen Shinjuku Building) (Note 4)	15,655,892	5.8%
			Office A-3	Pacific Marks Tsukiji (formerly, Dai-ichi Tsukiji Building) (Note 4)	11,518,576	4.3%
			Office A-4	Pacific Square Tsukishima	8,209,995	3.0%
			Office A-5	Pacific City Nishi-Shinjuku	7,952,569	3.0%
			Office A-6	Pacific Marks Yokohama East	7,149,682	2.7%
			Office A-7	Business Court Shin-Urayasu	4,719,141	1.8%
			Office A-8	Oomori City Building (formerly, Asahi Seimei Ohmori Building) (Note 4)	3,927,193	1.5%
			Office A-9	Akasaka Hikawa Building	3,518,506	1.3%
			Office A-10	Pacific Marks Shibuya-Koendoori (formerly, Jinnan Flag Tower) (Note 4)	3,167,459	1.2%
			Office A-11	Pacific Marks Nihonbashi-Tomizawacho (formerly, Nissin Nihonbashi Building) (Note 4)	2,645,582	1.0%
			Office A-12	Pacific Marks Akasaka-mitsuke	2,482,980	0.9%
			Office A-13	Urban Square Yaesu Building	2,228,757	0.8%
			Office A-14	Pacific City Hamamatsucho	1,797,761	0.7%
			Office A-15	Yokohama Aioicho Building	1,750,912	0.6%
			Office A-16	Pacific Marks Shin-Yokohama	1,685,377	0.6%
			Office A-17	Pearl Iidabashi Building	1,608,859	0.6%
			Office A-18	Gotanda Metallion Building	1,303,173	0.5%
			Office A-19	Iwamotocho 163 Building	1,148,797	0.4%
			Office A-20	Maruishi Shinbashi Building	1,168,964	0.4%
			Office A-21	TS Hodogaya Building	1,140,825	0.4%
			Office A-22	Pacific Marks Shinkawa (formerly, Shinkawa M Building) (Note 4)	3,650,052	1.4%
			Office A-23	Pacific Marks Uchikanda (formerly, Uchikanda Central Building) (Note 4)	2,140,620	0.8%
			Office A-24	Pacific Marks Mejiro (formerly, Mejiro Toyo Building) (Note 4)	2,088,396	0.8%
			Office A-25	Kawasaki East One Building	15,751,192	5.8%
				Office A Sub-Total	127,386,200	47.3%
		Urban Area of Osaka and Urban Area of Nagoya	Office B-1	Snow Crystal Building	8,942,829	3.3%
			Office B-2	Pacific Marks Higobashi	5,821,044	2.2%
			Office B-3	Nagoya-Nishiki City Building (formerly, Nagoya Nishiki Dai-ichi Seimei Building) (Note 4)	5,369,417	2.0%
			Office B-4	Pacific Marks Esaka (formerly, Esaka Toyo Building) (Note 4)	15,348,545	5.7%
				Office B Sub-Total	35,481,835	13.2%

Area (Note 1)	Usage / Type (Note 1)	Investment Target Geographic Region (Note 1)	Property No.	Property Name	Total Amount Owned (in thousands of yen) (Note 2)	Ratio to Total Assets (Note 3)
		Other Metropolitan Areas	Office C-1	Pacific Marks Sapporo Kita-ichijo	2,268,326	0.8%
			Office C-2	Shin-Sapporo Center Building	1,238,524	0.5%
				Office C Sub-Total	3,506,850	1.3%
				Office Properties Sub-Total	166,374,885	61.7%
	Retail Properties in Central Areas	Kanto Large Metropolitan Area	Retail A-6	FLEG Jingumae	2,631,742	1.0%
		Kansai Large Metropolitan Area	Retail A-1	Shinsaibashi OPA Honkan	32,984,412	12.2%
			Retail A-2	Shinsaibashi OPA Kireikan	3,632,496	1.3%
		Other Large Metropolitan Areas	Retail A-3	PACIFIQUE Tenjin	3,717,825	1.4%
			Retail A-4	Albore Tenjin	1,460,213	0.5%
			Retail A-5	Tenjin Yoshida Building	1,188,187	0.4%
				Retail A Sub-Total	45,614,875	16.9%
				Central Area Sub-Total	211,989,760	78.6%
Suburban Area	Suburban Multi-Tenant Retail Properties	Kanto Large Metropolitan Area	Retail B-1	Mallage Kashiwa	15,579,957	5.8%
		Kansai Large Metropolitan Area	Retail B-2	Bellfa Uji	3,277,618	1.2%
				Retail B Sub-Total	18,857,575	7.0%
	Suburban Single-Tenant Retail Properties	Chukyo Large Metropolitan Area	Retail C-1	Ito-Yokado Owariasahi	8,212,136	3.0%
				Retail C Sub-Total	8,212,136	3.0%
				Retail Properties Sub-Total	72,684,586	27.0%
				Suburban Area Sub-Total	27,069,711	10.0%
				Deposits and Other Assets	30,508,054	11.3%
				Total Portfolio	269,567,525	100.0%

(Note 1) Classified according to the investment policy of NCI.

(Note 2) "Total Amount Owned" indicates the amount recorded on the balance sheet as at August 31, 2007 (the book value after depreciation in the case of real estate).

(Note 3) "Ratio to Total Assets" indicates the ratio of the total amount owned of the applicable asset to the total amount of assets (rounded to one decimal place).

(Note 4) The name of portfolio assets was changed, effective October 1, 2007. Please refer to "I. Overview of Asset Management; 6. Material Events Occurred Subsequent to the Settlement of Accounts; (Additional Information) Change of Name of Portfolio Assets" for details.

2. Principal Assets Owned

The following is a summary of the principal assets owned by NCI (the ten properties with the highest book value at the end of the fiscal period).

Property No.	Property Name	Book Value (in thousands of yen) (Note 2)	Leasable Floor Space (m^2) (Note 3)	Leased Floor Space (m^2) (Note 4)	Occupancy Rate at End of the Fiscal Period (Note 5)	Ratio to Gross Rental Revenue (Note 6)	Primary Usage
Retail A-1	Shinsaibashi OPA Honkan	32,984,412	27,025.42	27,025.42	100.0%	8.8%	Retail property
Office A-1	Hitachi High-Tech Building	18,974,940	15,781.64	15,781.64	100.0%	5.5%	Office property
Office A-25	Kawasaki East One Building	15,751,192	7,378.82	6,991.21	94.7%	2.2%	Office property
Office A-2	Pacific Marks Shinjuku ParkSide (formerly, Korakuen Shinjuku Building) (Note 1)	15,655,892	11,575.22	11,575.22	100.0%	6.5%	Office property
Retail B-1	Mallage Kashiwa	15,579,957	34,552.22	33,995.08	98.4%	10.4%	Retail property
Office B-4	Pacific Marks Esaka (formerly, Esaka Toyo Building) (Note 1)	15,348,545	20,097.69	18,868.53	93.9%	5.4%	Office property
Office A-3	Pacific Marks Tsukiji (formerly, Dai-ichi Tsukiji Building) (Note 1)	11,518,576	5,971.45	5,971.45	100.0%	3.7%	Office property
Office B-1	Snow Crystal Building	8,942,829	11,034.79	10,943.37	99.2%	4.9%	Office property
Retail C-1	Ito-Yokado Owariasahi	8,212,136	54,606.34	54,606.34	100.0%	3.4%	Retail property
Office A-4	Pacific Square Tsukishima	8,209,995	9,336.27	9,336.27	100.0%	5.3%	Office property
	Total	151,178,474	197,359.86	195,094.53	98.9%	56.1%	

(Note 1) The name of portfolio assets was changed, effective October 1, 2007. Please refer to "I. Overview of Asset Management; 6. Material Events Occurred Subsequent to the Settlement of Accounts; (Additional Information) Change of Name of Portfolio Assets" for details.

(Note 2) Each amount under "Book Value" is rounded down to the nearest thousand yen. Accordingly, the entered amounts do not necessarily

add up to the total value.

(Note 3) "Leasable Floor Space" indicates the floor space of the portion acquired by NCI within each real estate held in trust or real estate held directly by NCI.

(Note 4) "Leased Floor Space" indicates the portion of the leasable floor space for which a lease agreement has been concluded with an end-tenant. As a general rule, the floor space that is leased is indicated to be the floor space set forth in the applicable lease agreement. For real estate held in trust, this refers to the lease agreement between the trustee or master lessee and the end-tenant. For real estate held directly by NCI, this refers to the lease agreement between NCI or master lessee and the end-tenant. However, in the case of lease agreements that were entered into in tsubo values upon signing, the leased floor space indicated is the value arrived at after the relevant tsubo value for the floor space set forth in the applicable lease agreement is divided by 0.3025 and then rounded to two decimal places.

(Note 5) "Occupancy Rate at End of the Fiscal Period" indicates the value arrived at when the result of dividing the leased floor space by the leasable floor space is expressed as a percentage and rounded to one decimal place.

(Note 6) "Ratio to Gross Rental Revenue" indicates the ratio of the rental revenue from the applicable asset to the gross amount of rental revenue (rounded to one decimal place).

3. Itemization of Real Estate and Other Assets

As of August 31, 2007, the itemization of assets owned by NCI is as follows.

Property No.	Property Name	Location	Form of Ownership	Appraisal Price at the End of the Fiscal Period (in thousands of yen) (Note 2)
Office A-1	Hitachi High-Tech Building	1-24-14 Nishi-Shinbashi, Minato-ku, Tokyo	Trust beneficial interest in real estate	17,900,000
Office A-2	Pacific Marks Shinjuku ParkSide (formerly, Korakuen Shinjuku Building) (Note 1)	4-15-7 Nishi-Shinjuku, Shinjuku-ku, Tokyo	Trust beneficial interest in real estate	17,080,000
Office A-3	Pacific Marks Tsukiji (formerly, Dai-ichi Tsukiji Building) (Note 1)	3-3-8 Irifune, Chuo-ku, Tokyo	Trust beneficial interest in real estate	11,300,000
Office A-4	Pacific Square Tsukishima	1-15-7 Tsukishima, Chuo-ku, Tokyo	Real estate	9,450,000
Office A-5	Pacific City Nishi-Shinjuku	3-2-7 Nishi-Shinjuku, Shinjuku-ku, Tokyo	Trust beneficial interest in real estate	9,780,000
Office A-6	Pacific Marks Yokohama East	3-4 Sakae-cho, Kanagawa-ku, Yokohama-shi, Kanagawa	Trust beneficial interest in real estate	8,970,000
Office A-7	Business Court Shin-Urayasu	1-9-2 Mihama, Urayasu-shi, Chiba	Trust beneficial interest in real estate	5,920,000
Office A-8	Oomori City Building (formerly, Asahi Seimei Ohmori Building) (Note 1)	1-1-10 Ohmori-Kita, Ota-ku, Tokyo	Trust beneficial interest in real estate	4,630,000
Office A-9	Akasaka Hikawa Building	6-18-3 Akasaka, Minato-ku, Tokyo	Trust beneficial interest in real estate	3,650,000
Office A-10	Pacific Marks Shibuya-Koendoori (formerly, Jinnan Flag Tower) (Note 1)	1-6-3 Jinnan, Shibuya-ku, Tokyo	Trust beneficial interest in real estate	3,210,000
Office A-11	Pacific Marks Nihonbashi-Tomizawacho (formerly, Nissin Nihonbashi Building) (Note 1)	10-18 Tomizawa-cho, Nihonbashi, Chuo-ku, Tokyo	Trust beneficial interest in real estate	2,610,000
Office A-12	Pacific Marks Akasaka-mitsuke	3-20-6 Akasaka, Minato-ku, Tokyo	Real estate	2,710,000
Office A-13	Urban Square Yaesu Building	2-4-13 Yaesu, Chuo-ku, Tokyo	Real estate	3,020,000
Office A-14	Pacific City Hamamatsucho	1-10-11 Hamamatsu-cho, Minato-ku, Tokyo	Trust beneficial interest in real estate	2,040,000
Office A-15	Yokohama Aioicho Building	6-104-2 Aioi-cho, Naka-ku, Yokohama-shi, Kanagawa	Trust beneficial interest in real estate	1,740,000
Office A-16	Pacific Marks Shin-Yokohama	3-18-20 Shin-Yokohama, Kohoku-ku, Yokohama-shi, Kanagawa	Trust beneficial interest in real estate	2,270,000
Office A-17	Pearl Iidabashi Building	4-5-11 Iidabashi, Chiyoda-ku, Tokyo	Trust beneficial interest in real estate	1,880,000
Office A-18	Gotanda Metallion Building	5-21-15 Higashi-Gotanda, Shinagawa-ku, Tokyo	Trust beneficial interest in real estate	1,900,000
Office A-19	Iwamotocho 163 Building	1-6-3 Iwamotocho, Chiyoda-ku, Tokyo	Trust beneficial interest in real estate	1,270,000
Office A-20	Maruishi Shinbashi Building	5-7-12 Shinbashi, Minato-ku, Tokyo	Trust beneficial interest in real estate	1,260,000
Office A-21	TS Hodogaya Building	15-3 Iwai-cho, Hodogawa-ku, Yokohama-shi, Kanagawa	Trust beneficial interest in real estate	1,190,000
Office A-22	Pacific Marks Shinkawa (formerly, Shinkawa M Building) (Note 1)	1-5-17 Shinkawa, Chuo-ku, Tokyo	Trust beneficial interest in real estate	3,780,000
Office A-23	Pacific Marks Uchikanda (formerly, Uchikanda Central Building) (Note 1)	2-12-6 Uchikanda, Chiyoda-ku, Tokyo	Trust beneficial interest in real estate	2,540,000

[ENGLISH TRANSLATION]

Property No.	Property Name	Location	Form of Ownership	Appraisal Price at the End of the Fiscal Period (in thousands of yen) (Note 2)
Office A-24	Pacific Marks Mejiro (formerly, Mejiro Toyo Building) (Note 1)	3-14-3 Mejiro, Toshima-ku, Tokyo	Trust beneficial interest in real estate	2,280,000
Office A-25	Kawasaki East One Building	11-1 Ekimae-Honcho, Kawasaki-ku, Kawasaki-shi, Kanagawa	Real estate	14,300,000
Office B-1	Snow Crystal Building	2-6-13 Umeda, Kita-ku, Osaka-shi, Osaka	Trust beneficial interest in real estate	11,000,000
Office B-2	Pacific Marks Higobashi	1-10-8 Edobori, Nishi-ku, Osaka-shi, Osaka	Trust beneficial interest in real estate	6,031,000
Office B-3	Nagoya-Nishiki City Building (formerly, Nagoya Nishiki Dai-ichi Seimei Building) (Note 1)	1-6-5 Nishiki, Naka-ku, Nagoya-shi, Aichi	Trust beneficial interest in real estate	5,240,000
Office B-4	Pacific Marks Esaka (formerly, Esaka Toyo Building) (Note 1)	9-1 Toyotsucho, Suita-shi, Osaka	Trust beneficial interest in real estate	15,100,000
Office C-1	Pacific Marks Sapporo Kita-ichijo	7-4-4 Kita Ichi-jo Nishi, Chuo-ku, Sapporo-shi, Hokkaido	Trust beneficial interest in real estate	2,410,000
Office C-2	Shin-Sapporo Center Building	6-2-15 Atsubetsu Chuo Ichi-jo, Atsubetsu-ku, Sapporo-shi, Hokkaido	Trust beneficial interest in real estate	1,280,000
Retail A-1	Shinsaibashi OPA Honkan	1-4-3 Nishi-Shinsaibashi, Chuo-ku, Osaka-shi, Osaka	Trust beneficial interest in real estate	32,100,000
Retail A-2	Shinsaibashi OPA Kireikan	1-9-2 Nishi-Shinsaibashi, Chuo-ku, Osaka-shi, Osaka	Trust beneficial interest in real estate	3,550,000
Retail A-3	PACIFIQUE Tenjin	2-4-11 Tenjin, Chuo-ku, Fukuoka-shi, Fukuoka	Trust beneficial interest in real estate	4,380,000
Retail A-4	Albore Tenjin	2-6-24 Tenjin, Chuo-ku, Fukuoka-shi, Fukuoka	Real estate	1,380,000
Retail A-5	Tenjin Yoshida Building	2-1-53 Daimyo, Chuo-ku, Fukuoka-shi, Fukuoka	Trust beneficial interest in real estate	1,190,000
Retail A-6	FLEG Jingumae	5-27-7 Jingumae, Shibuya-ku, Tokyo	Trust beneficial interest in real estate	2,520,000
Retail B-1	Mallage Kashiwa	2-3-1 Oyamadai, Kashiwa-shi, Chiba	Trust beneficial interest in real estate	14,100,000
Retail B-2	Bellfa Uji	48 Shimizu, Makishima-cho, Uji-shi, Kyoto	Real estate	3,360,000
Retail C-1	Ito-Yokado Owariasahi	116-4 Ishihara, Minami-Harayama-cho, Owariasahi-shi, Aichi	Real estate	8,070,000
		Total		248,391,000

(Note 1) The name of portfolio assets was changed, effective October 1, 2007. Please refer to "I. Overview of Asset Management; 6. Material Events Occurred Subsequent to the Settlement of Accounts; (Additional Information) Change of Name of Portfolio Assets" for details.

(Note 2) Each of the amounts is rounded down to the nearest thousand yen. Accordingly, the entered amounts do not necessarily add up to the total value.

Property No.	Property Name	Second Fiscal Period (September 1, 2006 – February 28, 2007)				Third Fiscal Period (March 1, 2007 – August 31, 2007)			
		Total No. of Tenants at End of the Fiscal Period (Note 2)	Occupancy Rate at End of the Fiscal Period	Rental Revenue during the Fiscal Period (in thousands of yen) (Note 3)	Ratio to Gross Rental Revenue (Note 4)	Total No. of Tenants at End of the Fiscal Period (Note 2)	Occupancy Rate at End of the Fiscal Period	Rental Revenue during the Fiscal Period (in thousands of yen) (Note 3)	Ratio to Gross Rental Revenue (Note 4)
Office A-1	Hitachi High-Tech Building	– (2)	100.0%	353,947	6.3%	– (2)	100.0%	425,864	5.5%
Office A-2	Pacific Marks Shinjuku ParkSide (formerly, Korakuen Shinjuku Building) (Note 1)	1 (12)	100.0%	353,664	6.3%	1 (11)	100.0%	500,088	6.5%
Office A-3	Pacific Marks Tsukiji (formerly, Dai-ichi Tsukiji Building) (Note 1)	1 (1)	100.0%	238,057	4.2%	1 (1)	100.0%	284,805	3.7%
Office A-4	Pacific Square Tsukishima	– (4)	100.0%	240,439	4.3%	– (5)	100.0%	408,297	5.3%
Office A-5	Pacific City Nishi-Shinjuku	1 (18)	97.8%	233,376	4.2%	1 (19)	100.0%	288,899	3.8%
Office A-6	Pacific Marks Yokohama East	1 (13)	91.3%	250,447	4.5%	1 (12)	95.6%	316,828	4.1%
Office A-7	Business Court Shin-Urayasu	1 (6)	81.5%	195,468	3.5%	1 (8)	100.0%	234,619	3.1%

[ENGLISH TRANSLATION]

Property No.	Property Name	Second Fiscal Period (September 1, 2006 – February 28, 2007)				Third Fiscal Period (March 1, 2007 – August 31, 2007)			
		Total No. of Tenants at End of the Fiscal Period (Note 2)	Occupancy Rate at End of the Fiscal Period	Rental Revenue during the Fiscal Period (in thousands of yen) (Note 3)	Ratio to Gross Rental Revenue (Note 4)	Total No. of Tenants at End of the Fiscal Period (Note 2)	Occupancy Rate at End of the Fiscal Period	Rental Revenue during the Fiscal Period (in thousands of yen) (Note 3)	Ratio to Gross Rental Revenue (Note 4)
Office A-8	Oomori City Building (formerly, Asahi Seimei Ohmori Building) (Note 1)	1 (9)	79.2%	120,825	2.2%	1 (8)	100.0%	154,521	2.0%
Office A-9	Akasaka Hikawa Building	1 (1)	100.0%	89,420	1.6%	1 (1)	100.0%	116,732	1.5%
Office A-10	Pacific Marks Shibuya-Koendoori (formerly, Jinnan Flag Tower) (Note 1)	1 (1)	100.0%	71,867	1.3%	1 (1)	100.0%	85,447	1.1%
Office A-11	Pacific Marks Nihonbashi-Tomizawacho (formerly, Nissin Nihonbashi Building) (Note 1)	1 (7)	100.0%	65,653	1.2%	1 (7)	100.0%	81,984	1.1%
Office A-12	Pacific Marks Akasaka-mitsuke	– (7)	100.0%	65,765	1.2%	– (7)	100.0%	77,596	1.0%
Office A-13	Urban Square Yaesu Building	– (10)	100.0%	72,663	1.3%	– (10)	100.0%	89,136	1.2%
Office A-14	Pacific City Hamamatsucho	1 (7)	100.0%	52,853	0.9%	1 (7)	100.0%	68,805	0.9%
Office A-15	Yokohama Aioicho Building	1 (12)	95.2%	62,971	1.1%	1 (14)	92.6%	65,401	0.9%
Office A-16	Pacific Marks Shin-Yokohama	1 (10)	100.0%	69,828	1.2%	1 (10)	100.0%	86,614	1.1%
Office A-17	Pearl Iidabashi Building	1 (7)	100.0%	58,191	1.0%	1 (7)	100.0%	70,306	0.9%
Office A-18	Gotanda Metallion Building	1 (10)	100.0%	52,832	0.9%	1 (10)	100.0%	66,989	0.9%
Office A-19	Iwamotocho 163 Building	1 (4)	100.0%	42,776	0.8%	1 (4)	100.0%	52,704	0.7%
Office A-20	Maruishi Shinbashi Building	1 (6)	100.0%	33,975	0.6%	1 (6)	100.0%	40,857	0.5%
Office A-21	TS Hodogaya Building	1 (10)	95.6%	35,100	0.6%	1 (10)	86.3%	40,956	0.5%
Office A-22	Pacific Marks Shinkawa (formerly, Shinkawa M Building) (Note 1)	1 (8)	91.7%	46,958	0.8%	1 (9)	100.0%	138,255	1.8%
Office A-23	Pacific Marks Uchikanda (formerly, Uchikanda Central Building) (Note 1)	1 (9)	100.0%	45,556	0.8%	1 (9)	100.0%	81,037	1.1%
Office A-24	Pacific Marks Mejiro (formerly, Mejiro Toyo Building) (Note 1)	1 (3)	100.0%	27,602	0.5%	1 (3)	100.0%	74,942	1.0%
Office A-25	Kawasaki East One Building	–	–	–	–	– (37)	94.7%	167,360	2.2%
Office B-1	Snow Crystal Building	1 (29)	91.2%	289,547	5.2%	1 (29)	99.2%	378,484	4.9%
Office B-2	Pacific Marks Higobashi	1 (15)	69.9%	176,812	3.1%	1 (15)	81.3%	153,631	2.0%
Office B-3	Nagoya-Nishiki City Building (formerly, Nagoya Nishiki Dai-ichi Seimei Building) (Note 1)	1 (12)	94.0%	136,176	2.4%	1 (12)	93.6%	164,317	2.1%
Office B-4	Pacific Marks Esaka (formerly, Esaka Toyo Building) (Note 1)	–	–	–	–	1 (30)	93.9%	413,066	5.4%
Office C-1	Pacific Marks Sapporo Kita-ichijo	1 (11)	95.6%	89,324	1.6%	1 (11)	95.6%	106,995	1.4%
Office C-2	Shin-Sapporo Center Building	1 (17)	92.9%	53,911	1.0%	1 (18)	100.0%	69,387	0.9%
Retail A-1	Shinsaibashi OPA Honkan	1 (1)	100.0%	570,990	10.2%	1 (1)	100.0%	672,865	8.8%
Retail A-2	Shinsaibashi OPA Kireikan	1 (1)	100.0%	75,578	1.3%	1 (1)	100.0%	88,943	1.2%
Retail A-3	PACIFIQUE Tenjin	1 (12)	87.1%	104,818	1.9%	1 (13)	93.6%	143,330	1.9%
Retail A-4	Albore Tenjin	– (4)	67.5%	30,676	0.5%	– (6)	100.0%	37,386	0.5%
Retail A-5	Tenjin Yoshida Building	1 (4)	77.0%	33,653	0.6%	1 (5)	75.3%	59,168	0.8%
Retail A-6	FLEG Jingumae	– (1)	100.0%	31,046	0.6%	– (1)	100.0%	54,125	0.7%

Property No.	Property Name	Second Fiscal Period (September 1, 2006 – February 28, 2007)				Third Fiscal Period (March 1, 2007 – August 31, 2007)			
		Total No. of Tenants at End of the Fiscal Period (Note 2)	Occupancy Rate at End of the Fiscal Period	Rental Revenue during the Fiscal Period (in thousands of yen) (Note 3)	Ratio to Gross Rental Revenue (Note 4)	Total No. of Tenants at End of the Fiscal Period (Note 2)	Occupancy Rate at End of the Fiscal Period	Rental Revenue during the Fiscal Period (in thousands of yen) (Note 3)	Ratio to Gross Rental Revenue (Note 4)
Retail B-1	Mallage Kashiwa	1 (81)	99.1%	685,242	12.2%	1 (80)	98.4%	796,760	10.4%
Retail B-2	Bellfa Uji	1 (33)	95.9%	240,490	4.3%	1 (28)	70.7%	259,544	3.4%
Retail C-1	Ito-Yokado Owariasahi	– (1)	100.0%	218,023	3.9%	– (1)	100.0%	257,920	3.4%
Total		(399)	96.4%	5,616,519	100.0%	(469)	96.7%	7,674,963	100.0%

(Note 1) The name of portfolio assets was changed, effective October 1, 2007. Please refer to "I. Overview of Asset Management; 6. Material Events Occurred Subsequent to the Settlement of Accounts; (Additional Information) Change of Name of Portfolio Assets" for details.

(Note 2) "Total No. of Tenants at End of the Fiscal Period" indicates "1" if there is a master lease agreement and "–" if there is no master lease agreement. The number of end-tenants for the applicable property is shown in parentheses. The entry is 1 tenant when 1 tenant leases multiple rental units.

(Note 3) "Rental Revenue during the Fiscal Period" indicates the real estate rental revenue from the applicable real estate, etc. for the relevant fiscal period (rounded down to the nearest thousand yen).

(Note 4) "Ratio to Gross Rental Revenue" is the ratio of rental revenue from the applicable property to the rental revenue of the entire portfolio rounded to one decimal place).

4. Table of Contract Amount, etc. and Status of Market Prices of Specified Transactions

As of August 31, 2007, the contract amount, etc. and the status of market prices of NCI's specified transactions are as follows.

Table of Contract Amount, etc. and Status of Market Prices of Specified Transactions

Account	Type	Contract Amount, etc. (in thousands of yen)		Market Price (in thousands of yen)
			Of which, exceeds 1 year	
Transaction other than market transaction	Interest rate cap transaction	30,000,000	30,000,000	79,552
Transaction other than market transaction	Interest rate cap transaction	8,000,000	8,000,000	26,507
Transaction other than market transaction	Interest rate cap transaction	11,500,000	11,500,000	8,581
Transaction other than market transaction	Interest rate cap transaction	5,500,000	5,500,000	7,969
Transaction other than market transaction	Interest rate cap transaction	1,500,000	1,500,000	5,568
Transaction other than market transaction	Interest rate cap transaction	2,000,000	2,000,000	6,627
Transaction other than market transaction	Interest rate cap transaction	2,200,000	2,200,000	6,879
Transaction other than market transaction	Interest rate swap transaction (Note 1) (Note 2)	5,000,000	5,000,000	−74,652
Total		65,700,000	65,700,000	67,031

(Note 1) The contract amount, etc. of the interest rate swap transaction shown is based on notional principal.

(Note 2) Valued by the counterparty to the concerned transaction agreement at an amount calculated based on the going rate of interest, etc.

5. Other Assets

Type	Issue	Total Face Value (in thousands of yen)	Book Value (in thousands of yen)	Accrued Interest	Accrued Interest Prepaid	Valuation (in thousands of yen)	Unrealized Gain / Loss	Remarks
Japanese Government Bonds	Treasury Bills (No. 422)	10,000	9,941	–	–	9,941	–	Deposited as operating guarantees.
Total		10,000	9,941	–	–	9,941	–	

IV. Capital Expenditures for Owned Real Estate

1. Scheduled Capital Expenditures

The principal capital expenditures expected to arise in correlation with repairs, construction, and related matters planned for real estate and so forth as of August 31, 2007 are as follows.

[ENGLISH TRANSLATION]

The expected construction amount below includes the portion accounted for in accounting costs.

Property No.	Name of Real Estate (Location)	Purpose	Scheduled Implementation Period	Expected Construction Amount (in thousands of yen)		
				Total Amount	Amount Paid during the Fiscal Period	Amount Already Paid
Office A-1	Hitachi High-Tech Building (Minato ward, Tokyo)	Replacement of air-conditioning systems	September 2007 – February 2008	107,000	–	–
Office A-2	Pacific Marks Shinjuku ParkSide (formerly, Korakuen Shinjuku Building) (Note) (Shinjuku ward, Tokyo)	Renewal of common-use portion	October 2007 – November 2007	30,000	–	–
Office A-7	Business Court Shin-Urayasu (Urayasu city, Chiba)	Replacement of central monitoring system	November 2007 – February 2008	74,960	–	–
Office A-11	Pacific Marks Nihonbashi-Tomizawacho (formerly, Nissin Nihonbashi Building) (Note) (Chuo ward, Tokyo)	Replacement of central monitoring system	December 2007 – February 2008	14,150	–	–
Office A-18	Gotanda Metallion Building (Shinagawa ward, Tokyo)	Resealing of exterior walls	December 2007 – February 2008	20,000	–	–
Office A-24	Pacific Marks Mejiro (formerly, Mejiro Toyo Building) (Note) (Toshima ward, Tokyo)	Resealing of exterior walls	December 2007 – February 2008	12,300	–	–
Retail B-1	Mallage Kashiwa (Kashiwa city, Chiba)	Installation of device for automatic shut-off in event of evacuation on existing shutters	October 2007 – November 2007	60,000	–	–

(Note) The name of portfolio assets was changed, effective October 1, 2007. Please refer to "I. Overview of Asset Management; 6. Material Events Occurred Subsequent to the Settlement of Accounts; (Additional Information) Change of Name of Portfolio Assets" for details.

2. Capital Expenditures during the Fiscal Period

The following are construction amounts paid for real estate, etc. owned as of August 31, 2007 that are considered to be capital expenditures paid by NCI during the third fiscal period.

Property No.	Property Name (Location)	Purpose	Implementation Period	Construction Amount Paid (in thousands of yen)
Office A-1	Hitachi High-Tech Building (Minato ward, Tokyo)	Installation of individual air-conditioning systems	March 2007 – August 2007	163,388
Office A-4	Pacific Square Tsukishima (Chuo ward, Tokyo)	Renovation of private-use portion	May 2007 – July 2007	33,127
Office A-6	Pacific Marks Yokohama East (Yokohama city, Kanagawa)	Renewal of common-use portion	March 2007 – March 2007	35,784
Office C-1	Pacific Marks Sapporo Kita-ichijo (Sapporo city, Hokkaido)	Improvements on multi-level parking lot	August 2007 – August 2007	13,775
Retail A-5	Tenjin Yoshida Building (Fukuoka city, Fukuoka)	Building refurbishment work	July 2007 – August 2007	25,891

[ENGLISH TRANSLATION]

Property No.	Property Name (Location)	Purpose	Implementation Period	Construction Amount Paid (in thousands of yen)
Retail B-2	Bellfa Uji (Uji city, Kyoto)	New subdivision establishment work	August 2007 – August 2007	10,906
Other capital expenditures				112,207
Total				395,078

3. Reserves for Long-term Repair Plans

(in thousands of yen)

Calendar Period	First Fiscal Period February 22, 2006 – August 31, 2006	Second Fiscal Period September 1, 2006 – February 28, 2007	Third Fiscal Period March 1, 2007 – August 31, 2007
Balance of reserves at end of the previous fiscal period	–	–	105,962
Reserves in the fiscal period under review	–	105,962	292,985
Reversal of reserves in the fiscal period under review	–	–	97,459
Amount carried forward to the next fiscal period	–	105,962	301,488

V. Expenses and Liabilities

1. Itemization of Expenses for Management, etc.

(in thousands of yen)

Item	Second Fiscal Period September 1, 2006 – February 28, 2007	Third Fiscal Period March 1, 2007 – August 31, 2007
(a) Asset management fee (Note 1)	67,489	329,370
(b) Custodian fee	11,505	13,236
(c) General administration fee	39,627	29,376
(d) Directors' compensation	3,000	3,000
(e) Compensation paid (Note 2)	33,737	16,903
(f) Accounting auditors' compensation (Note 3)	5,600	10,000
(g) Other expenses (expenses related to NCI's operations)	40,587	50,633
Total	201,547	452,518

(Note 1) In addition to the above, there was an asset management fee of 1,830,274 thousand yen in the second fiscal period and 303,250 thousand yen in the third fiscal period as the fee for acquisition for property acquisitions that were individually incorporated in the acquisition cost of real estate, etc.

(Note 2) In addition to the above, there was an attorney's fee of 57,696 thousand yen in the second fiscal period and 2,917 thousand yen in the third fiscal period for property acquisitions that were individually incorporated in the acquisition cost of real estate, etc.

(Note 3) In addition to the above, there was 20,150 thousand yen in payments to the accounting auditor that were recorded in expenses as new investment unit issuance costs in the second fiscal period.

[ENGLISH TRANSLATION]

2. Borrowings

The following summarizes the status of borrowings as of August 31, 2007.

Account			Drawdown Date	Balance at End of Second Fiscal Period (in thousands of yen)	Balance at End of Third Fiscal Period (in thousands of yen)	Average Interest Rate (Note 1)	Repayment Date	Repayment Method	Use	Remarks
	Name of Loan	Lender(s)								
Short-term loans	Term Loan A	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Sept. 27, 2006	10,000,000	9,000,000	0.97%	Sept. 27, 2007	(Note 2)	(Note 3)	(Note 4)
		Mitsubishi UFJ Trust and Banking Corporation		10,000,000	9,000,000					
		Mizuho Corporate Bank, Ltd.		5,000,000	4,500,000					
		Shinsei Bank, Limited		5,000,000	4,500,000					
		Aozora Bank, Ltd.		4,000,000	3,600,000					
		The Sumitomo Trust and Banking Co., Ltd.		2,000,000	1,800,000					
	Short-term loans subtotal			36,000,000	32,400,000					
Long-term loans	Term Loan B	Sumitomo Mitsui Banking Corporation	Sept. 27, 2006	9,000,000	9,000,000	1.02%	Sept. 27, 2008	(Note 2)	(Note 3)	(Note 4)
		The Sumitomo Trust and Banking Co., Ltd.		3,000,000	3,000,000					
		Aozora Bank, Ltd.		4,000,000	2,000,000					
		The 77 Bank, Ltd.		1,000,000	1,000,000					
		The Ibaraki Bank, Ltd.		-	1,000,000					
		The Shinwa Bank, Ltd.		-	1,000,000					
	Term Loan C	The Norinchukin Bank	Sept. 27, 2006	10,000,000	10,000,000	1.07%	Sept. 27, 2009	(Note 2)	(Note 3)	(Note 4)
		Sumitomo Mitsui Banking Corporation		9,000,000	9,000,000					
		Shinsei Bank, Limited		5,000,000	5,000,000					
		Aozora Bank, Ltd.		4,000,000	4,000,000					
		The Sumitomo Trust and Banking Co., Ltd.		4,000,000	4,000,000					
		Resona Bank, Limited.		3,000,000	3,000,000					
		Mizuho Corporate Bank, Ltd.		2,000,000	2,000,000					
		Mitsui Sumitomo Insurance Company, Limited		1,000,000	1,000,000					
	Term Loan D	The Chuo Mitsui Trust and Banking Company, Limited	Nov. 29, 2006	3,500,000	3,500,000	1.07%	Sept. 27, 2009	(Note 2)	(Note 3)	(Note 4)
	Term Loan E	The Chuo Mitsui Trust and Banking Company, Limited	Dec. 22, 2006	2,200,000	2,200,000	1.07%	Sept. 27, 2009	(Note 2)	(Note 3)	(Note 4)
	Term Loan F (Tranche A)	Sumitomo Mitsui Banking Corporation	March 30, 2007	–	2,500,000	1.19%	March 30, 2012	(Note 2)	(Note 3)	(Note 4)
		Sompo Japan Insurance Inc.		–	1,000,000					
		The Sumitomo Trust and Banking Co., Ltd.		–	1,000,000					
		The Hiroshima Bank, Ltd.		–	500,000					
	Term Loan F (Tranche B)	Daido Life Insurance Company	March 30, 2007	–	2,000,000	1.87%	March 30, 2012	(Note 2)	(Note 3)	(Note 4)
	Term Loan G	Daido Life Insurance Company	June 26, 2007	–	2,000,000	2.26%	June 26, 2012	(Note 2)	(Note 3)	(Note 4)
	Long-term loans subtotal			60,700,000	69,700,000					
Total				96,700,000	102,100,000					

(Note 1) "Average Interest Rate" indicates the borrowing interest rate for the respective lenders (rounded to two decimal places).
(Note 2) Lump-sum repayment on repayment date.
(Note 3) To fund acquisitions of trust beneficial interest in real estate and real estate, and various expenses associated with such acquisitions.
(Note 4) Unsecured and non-guaranteed.

3. Investment Corporation Bonds

The following summarizes the status of investment corporation bonds as of August 31, 2007.

Issue	Issue Date	Balance at End of Second Fiscal Period (in thousands of yen)	Balance at End of Third Fiscal Period (in thousands of yen)	Interest Rate	Maturity	Redemption Method	Use	Remarks
First Series Unsecured Investment Corporation Bonds	April 13, 2007	–	10,000,000	1.52%	April 13, 2010	(Note 1)	(Note 2)	(Note 3)
Second Series Unsecured Investment Corporation Bonds	April 13, 2007	–	17,000,000	1.96%	April 13, 2012	(Note 1)	(Note 2)	(Note 3)
Total	–	–	27,000,000	–	–	–	–	–

(Note 1) Lump-sum repayment on repayment date.
(Note 2) To fund the acquisition of specified assets and the repayment of borrowings.
(Note 3) Ranking pari passu among the investment corporation bonds; Private placement to less than 50 investors with restrictions on splits and on resale to non-qualified institutional investors.

VI. Sales and Purchases during the Fiscal Period

1. Sales and Purchases of Real Estate and Asset Related Securities

Property No.	Property Name	Acquisition		Transfer			
		Acquisition Date	Acquisition Value (in thousands of yen) (Note 1) (Note 2)	Transfer Date	Transfer Value (in thousands of yen)	Book Value (in thousands of yen)	Gain / Loss on Disposal (in thousands of yen)
Office A-25	Kawasaki East One Building	May 30, 2007	15,100,000	–	–	–	–
Office B-4	Esaka Toyo Building	April 17, 2007	14,500,000	–	–	–	–
Total			29,600,000	–	–	–	–

(Note 1) Each of the amounts is rounded down to the nearest thousand yen.
(Note 2) "Acquisition Value" indicates the purchase price provided for in the purchase agreement, etc., exclusive of various costs required with the applicable real estate, etc. (brokerage fees, taxes and dues, etc.).

2. Sales and Purchases of Other Assets

Asset Type	Buy		Sell		Balance at End of Third Fiscal Period	
	No. of Coupons, etc.	Amount (in thousands of yen) (Note)	No. of Coupons, etc.	Amount (in thousands of yen)	No. of Coupons, etc.	Amount (in thousands of yen)
Bonds	1	9,926	–	–	1	9,941
Total	1	9,926	–	–	1	9,941

(Note) The amount indicates the price due and does not include accrued interest and various other costs.

The majority of principal assets other than the above real estate and asset related securities are bank deposits and deposits held in trust within trust properties.

[ENGLISH TRANSLATION]

3. Verification of Purchase Price of Specified Assets

A. Real Estate

Asset Type	Property No.	Property Name	Acquisition Date	Acquisition Value (in thousands of yen) (Note 1) (Note 2)	Appraisal Price (in thousands of yen) (Note 1) (Note 3)
Real estate	Office A-25	Kawasaki East One Building	May 30, 2007	15,100,000	14,300,000
Real estate held in trust	Office B-4	Esaka Toyo Building	April 17, 2007	14,500,000	14,500,000
Total				29,600,000	28,800,000

(Note 1) Each of the amounts is rounded down to the nearest thousand yen.

(Note 2) "Acquisition Value" indicates the purchase price provided for in the purchase agreement, etc., exclusive of various costs required with the applicable real estate, etc. (brokerage fees, taxes and dues, etc.).

(Note 3) Appraisal of the price, etc. of the above specified assets is conducted by KPMG AZSA & Co. at the time assets are acquired, in accordance with The Japanese Institute of Certified Public Accountants' Industry Audit Practice Committee Report No. 23 "Appraisal of Price, etc. of Specified Assets by Investment Corporations and Investment Trusts." NCI has received a copy of the appraisal report for the concerned appraisal from the asset manager.

B. Other Assets

Asset Type	Agreement Execution Date	Agreement Partner	Interest		Notional Principal (in thousands of yen) (Note 1)	Appraisal Price (in thousands of yen) (Note 1) (Note 2)
			Fixed Interest Payable	Variable Interest Receivable		
Interest rate swap transaction	July 26, 2007	Sumitomo Mitsui Banking Corporation	1.69%	JBA 3-month TIBOR	5,000,000	−28,478

(Note 1) Each of the amounts is rounded down to the nearest thousand yen.

(Note 2) Appraisal of the price, etc. of the above specified assets is conducted by certified public accountant Hitoshi Kumagai at the time assets are acquired, in accordance with The Japanese Institute of Certified Public Accountants' Industry Audit Practice Committee Report No. 23 "Appraisal of Price, etc. of Specified Assets by Investment Corporations and Investment Trusts." NCI has received a copy of the appraisal report for the concerned appraisal from the asset manager.

4. Status of Transactions with Related Parties and Major Shareholders

A. Transactions

Not applicable.

B. Amount of Fees Paid

Account	Total Amount of Fees Paid (A) (in thousands of yen)	Breakdown of Status of Transactions with Related Parties and Major Shareholders (Note 1)		Ratio to Total Amount (B) ÷ (A) (Note 3)
		Payee	Amount Paid (B) (in thousands of yen)	
Trust beneficial interest purchase brokerage fee (Note 2)	909,810	Pacific Management Corporation	456,750	50.2%
Business consignment expense	29,963	Nippon Commercial Properties Corporation	1,260	4.2%

(Note 1) Of the related parties of the asset manager with which NCI has concluded an asset management agreement as designated in Article 20 of the ITL prior to amendments in accordance with Article 3 of the Cabinet Order on Development, etc. of Related Cabinet Orders Accompanying Enforcement of the Law for Amending the Securities and Exchange Law and Other Financial Laws and Law for Abolishing and Amending the Related Laws to Implement the Law for Amending the Securities and Exchange Law and Other Financial Laws (*Shouken Torihiki Hou Nado no Ichibu wo Kaiseisuru Houritsu Oyobi Shouken Torihiki Hou Nado no Ichibu wo Kaiseisuru Houritsu no Shikou ni Tomonau Kankei Houritsu no Seibi Nado ni Kansuru Houritsu no Shikou ni Tomonau Kankei Seirei no Seibi Nado ni Kansuru Seirei*; Cabinet Order No. 233 of 2007) and the major shareholders of the asset manager as defined in Article 9, Paragraph 3 of the pre-amendment ITL, NCI transacted with Pacific Management Corporation during the third fiscal period.

(Note 2) The trust beneficial interest purchase brokerage fee paid upon property acquisition is incorporated in the acquisition cost of the applicable real estate held in trust.

(Note 3) Rounded down to the nearest one decimal place.

5. Transactions with the Asset Manager relating to the Concurrent Businesses of the Asset Manager

Not applicable since NCI's asset manager (Pacific Commercial Investment Corporation) does not conduct any concurrent businesses in securities, real estate brokerage or real estate syndication.

Ⅶ. Accounting

1. Assets, Liabilities, Principal, Profits and Losses

Please refer to the attached BALANNCE SHEETS, STATEMENTS OF INCOME, STATEMENTS OF CHANGES IN NET ASSETS, STATEMENTS OF CASH FLOW, and NOTES TO FINACIAL STATEMENTS.

2. Change in Method for Calculating Depreciation

Not applicable.

3. Change in Real Estate Valuation Method

Not applicable.

Ⅷ. Other

1. Use of Fractions of Monetary Amounts and Ratios

Unless otherwise indicated, this report rounds down figures for monetary amounts and rounds off ratios to the nearest specified unit.

2. Notice

The following table summarizes the primary contracts entered into or amended that were approved by NCI's board of directors in the third fiscal period.

Date of Meeting of the Board of Directors	Approved/Resolved Item	Description of Approved/Resolved Item
April 6, 2007	Entering into the First and Second Series Unsecured Investment Corporation Bonds Purchase and Underwriting Agreement	The decision was made to enter into a first and second series unsecured investment corporation bonds purchase and underwriting agreement with JPMorgan Securities Japan Co., Limited and Daiwa Securities SMBC Co. Ltd. as the underwriters for the first and second series unsecured investment corporation bonds, the issuance of which was approved at a meeting of the board of directors held on April 6, 2007.
	Entering into the First and Second Series Unsecured Investment Corporation Bonds Fiscal and Issuing and Paying Agency Agreements	In issuing the first and second series unsecured investment corporation bonds, the decision was made to enter into a fiscal as well as issuing and paying agency agreement for the concerned investment corporation bonds with Mizuho Corporate Bank, Ltd.

EXHIBIT III.1

[ENGLISH TRANSLATION]

Semiannual Financial Report

Nippon Commercial Investment Corporation

3rd Fiscal Period

(March 1, 2007 – August 31, 2007)

4/F Sanno Park Tower
2-11-1 Nagata-cho
Chiyoda-ku, Tokyo
Japan

KPMG

Independent Auditors' Report

To the Board of Directors of
Nippon Commercial Investment Corporation:

We have audited the accompanying balance sheets of Nippon Commercial Investment Corporation as of August 31, 2007 and February 28, 2007 and the related statements of income, changes in net assets and cash flows for the six months then ended expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nippon Commercial Investment Corporation as of August 31, 2007 and February 28, 2007, and the results of its operations and its cash flows for the six months then ended, in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion, we draw attention to the following:
As discussed in Note 10 to the financial statements, Nippon Commercial Investment Corporation decided to acquire two properties, borrowed funds, and repaid the loan.

KPMG AZSA & Co.

Tokyo, Japan
October 19, 2007

[ENGLISH TRANSLATION]

FINANCIAL Summary

For the 3rd Period from March 1, 2007 to August 31, 2007.

<Results of Operations>

Selected Financial Data

(Yen in thousands)

	3rd. Period	2nd. Period	1st. Period
Operating revenues	¥ 7,674,963	¥ 5,616,519	¥ -
Operating expenses	3,358,371	2,053,677	9,633
Operating income (loss)	4,316,592	3,562,842	(9,633)
Income (loss) before income taxes	3,226,452	2,477,796	(16,205)
Net Income (loss)	3,225,253	2,470,232	(9,912)
Total assets	269,567,525	234,360,856	148,868
Total net assets	119,807,477	119,074,707	90,088
Unitholders' capital	116,753,060	116,753,060	100,000
Number of units issued (units)	257,400	257,400	200
Total net assets per unit (Yen)	465,453	462,606	450,438
Cash distribution	3,225,222	2,460,230	-
Distribution per unit (Yen)	12,530	9,558	-
Net operating income from property leasing activities	5,647,145	4,442,547	-
FFO (Funds From Operations) per unit (Yen)	17,220	13,011	(16,662)
Debt service coverage ratio (times)	7.0	10.2	-
Number of days	184	181	191

The term for the 1st Period is 191 days from February 22, 2006 to August 31, 2006 and we had no property.

The term for the 2nd Period is 181 days from September 1, 2006 to February 28, 2007, but we began operating substantially from September 26, 2006.

The term for the 3rd Period is 184 days from March 1, 2007 to August 31, 2007.

Funds from Operations

(Yen in thousands)

	3rd. Period	2nd. Period
Income before income taxes	3,226,452	2,477,796
Adjustments:		
Depreciation	878,120	678,214
Amortization	327,807	193,106
FFO	4,432,379	3,349,116

FFO (Funds From Operations) is computed as income before income taxes (computed in accordance with generally accepted accounting principles in Japan), excluding gains and losses from sales of real estate, plus real estate related depreciation and other amortization.

Distribution for the Current Period

(Yen in thousands)

	3rd. Period	2nd. Period
Retained earnings	3,225,343	2,460,320
Undistributed earnings	121	90
Cash Distribution	3,225,222	2,460,230
(per unit) (Yen)	12,530	9,558

[ENGLISH TRANSLATION]

Number of properties for the periods presented

NCI had 40 properties as of August 31, 2007.

Property Name	Acquisition Price (in millions of yen) (Note 2)	Location (Note 3)	Asset Type	Usage	Date of Purchase Agreement	Acquisition Date
Hitachi High-Tech Building	18,100	Minato ward, Tokyo	Trust beneficial interest in real estate	Office property	August 3, 2006	September 28, 2006
Pacific Marks Shinjuku ParkSide (Note 1)	15,100	Shinjuku ward, Tokyo	Trust beneficial interest in real estate	Office property	August 3, 2006	September 26, 2006
Pacific Marks Tsukiji (Note 1)	11,100	Chuo ward, Tokyo	Trust beneficial interest in real estate	Office property	August 3, 2006	September 26, 2006
Pacific Square Tsukishima	8,080	Chuo ward, Tokyo	Real estate	Office property	August 3, 2006	September 28, 2006
Pacific City Nishi-Shinjuku	7,680	Shinjuku ward, Tokyo	Trust beneficial interest in real estate	Office property	August 3, 2006	September 28, 2006
Pacific Marks Yokohama East	7,110	Yokohama city, Kanagawa	Trust beneficial interest in real estate	Office property	August 3, 2006	September 27, 2006
Business Court Shin-Urayasu	4,700	Urayasu city, Chiba	Trust beneficial interest in real estate	Office property	August 3, 2006	September 27, 2006
Oomori City Building (Note 1)	3,920	Ota ward, Tokyo	Trust beneficial interest in real estate	Office property	August 3, 2006	September 28, 2006
Akasaka Hikawa Building	3,385	Minato ward, Tokyo	Trust beneficial interest in real estate	Office property	August 3, 2006	September 26, 2006
Pacific Marks Shibuya-Koendoori (Note 1)	3,050	Shibuya ward, Tokyo	Trust beneficial interest in real estate	Office property	August 3, 2006	September 27, 2006
Pacific Marks Nihonbashi -Tomizawacho (Note 1)	2,550	Chuo ward, Tokyo	Trust beneficial interest in real estate	Office property	August 3, 2006	September 26, 2006
Pacific Marks Akasakamitsuke	2,450	Minato ward, Tokyo	Real estate	Office property	August 3, 2006	September 28, 2006
Urban Square Yaesu Building	2,200	Chuo ward, Tokyo	Real estate	Office property	August 3, 2006	September 28, 2006
Pacific City Hamamatsucho	1,730	Minato ward, Tokyo	Trust beneficial interest in real estate	Office property	August 3, 2006	September 28, 2006
Yokohama Aioicho Building	1,710	Yokohama city, Kanagawa	Trust beneficial interest in real estate	Office property	August 3, 2006	September 27, 2006
Pacific Marks Shin-Yokohama	1,700	Yokohama city, Kanagawa	Trust beneficial interest in real estate	Office property	August 3, 2006	September 27, 2006
Pearl Iidabashi Building	1,600	Chiyoda ward, Tokyo	Trust beneficial interest in real estate	Office property	August 3, 2006	September 27, 2006
Gotanda Metallion Building	1,300	Shinagawa ward, Tokyo	Trust beneficial interest in real estate	Office property	August 3, 2006	September 27, 2006
Iwamotocho 163 Building	1,130	Chiyoda ward, Tokyo	Trust beneficial interest in real estate	Office property	August 3, 2006	September 26, 2006
Maruishi Shinbashi Building	1,120	Minato ward, Tokyo	Trust beneficial interest in real estate	Office property	August 3, 2006	September 27, 2006
TS Hodogaya Building	1,100	Yokohama city, Kanagawa	Trust beneficial interest in real estate	Office property	August 3, 2006	September 27, 2006
Pacific Marks Shinkawa (Note 1)	3,540	Chuo ward, Tokyo	Trust beneficial interest in real estate	Office property	November 28, 2006	November 29, 2006
Pacific Marks Uchikanda (Note 1)	2,060	Chiyoda ward, Tokyo	Trust beneficial interest in real estate	Office property	November 28, 2006	November 29, 2006
Pacific Marks Mejiro (Note 1)	2,008	Toshima ward, Tokyo	Trust beneficial interest in real estate	Office property	December 22, 2006	December 22, 2006
Kawasaki East One Building	15,100	Kawasaki City, Kanagawa	Real estate	Office property	April 20, 2007	May 30, 2007
Snow Crystal Building	8,950	Osaka city, Osaka	Trust beneficial interest in real estate	Office property	August 3, 2006	September 27, 2006
Pacific Marks Higobashi	5,573	Osaka city, Osaka	Trust beneficial interest in real estate	Office property	August 3, 2006	September 26, 2006
Nagoya-Nishiki City Building (Note 1)	5,180	Nagoya city, Aichi	Trust beneficial interest in real estate	Office property	August 3, 2006	September 26, 2006
Pacific Marks Esaka (Note 1)	14,500	Suita City, Osaka	Trust beneficial interest in real estate	Office property	April 17, 2007	April 17, 2007
Pacific Marks Sapporo Kita 1 jo	2,250	Sapporo city, Hokkaido	Trust beneficial interest in real estate	Office property	August 3, 2006	September 27, 2006
Shin-Sapporo Center Building	1,225	Sapporo city, Hokkaido	Trust beneficial interest in real estate	Office property	August 3, 2006	September 27, 2006
Shinsaibashi OPA Honkan	31,800	Osaka city, Osaka	Trust beneficial interest in real estate	Retail property	August 3, 2006	September 26, 2006
Shinsaibashi OPA Kireikan	3,500	Osaka city, Osaka	Trust beneficial interest in real estate	Retail property	August 3, 2006	September 26, 2006
PACIFIQUE Tenjin	3,700	Fukuoka city,	Trust beneficial interest	Retail	August 3,	September 28,

[ENGLISH TRANSLATION]

Property Name	Acquisition Price (in millions of yen) (Note 2)	Location (Note 3)	Asset Type	Usage	Date of Purchase Agreement	Acquisition Date
		Fukuoka	in real estate	property	2006	2006
Albore Tenjin	1,440	Fukuoka city, Fukuoka	Real estate	Retail property	August 3, 2006	September 28, 2006
Tenjin Yoshida Building	1,120	Fukuoka city, Fukuoka	Trust beneficial interest in real estate	Retail property	August 3, 2006	September 27, 2006
FLEG Jingumae	2,525	Shibuya ward, Tokyo	Trust beneficial interest in real estate	Retail property	November 16, 2006	November 16, 2006
Mallage Kashiwa	15,100	Kashiwa city, Chiba	Trust beneficial interest in real estate	Retail property	August 3, 2006	September 27, 2006
Bellfa Uji	3,200	Uji city, Kyoto	Real estate	Retail property	August 3, 2006	September 27, 2006
Ito-Yokado Owariasahi	7,850	Owariasahi city, Aichi	Real estate	Retail property	August 3, 2006	September 27, 2006
Total	231,436					

(Note 1) "Property Name" is the current property name changed on October 1, 2007.
(Note 2) "Acquisition Price" is the purchase price stated on the beneficial interest purchase agreement or the real estate purchase agreement (excluding an amount equivalent to consumption tax, etc.) rounded down to the nearest million yen.
(Note 3) "Location" indicates the smallest independent administrative district of the area where the property is located.

Total debt summary and debt maturity schedule

NCI's total debt summary as of August 31, 2007 and February 28, 2007 and debt maturity schedule as of August 31, 2007 are as follows:

Debt Summary

(Yen in millions)

		As of August 31, 2007	As of February 28, 2007
Secured		0	0
Unsecured		129,100	96,700
	Total	129,100	96,700
Fixed Rate		27,000	0
Floating Rate		102,100	96,700
	Total	129,100	96,700

Debt Maturity Schedule

Year		As of August 31, 2007	% of Total
within 1 year		32,400	25.1%
1 to 2 years		17,000	13.2%
2 to 3 years		53,700	41.6%
4 to 5 years		26,000	20.1%
	Total	129,100	100.0%

Above numbers include the amount of bonds issued.

Capitalization

Date	Remarks	Units outstanding		Paid-in capital	
		Increase	Balance	Increase	Balance
		(number of units)		(Yen in millions)	
February 22, 2006	Incorporated private offering	200	200	100	100
September 26, 2006	Initial Public Offering	245,000	245,200	111,120	111,220
October 24, 2006	Allocation of new units to third party	12,200	257,400	5,533	116,753

[ENGLISH TRANSLATION]

Investment Portfolio

NCI has acquired 2 properties in the 3rd Period as follows:

Property Name	Acquisition Price (in millions of yen) (Note 2)	Location (Note 3)	Asset Type	Usage	Date of Purchase Agreement	Acquisition Date
Pacific Marks Esaka (Note 1)	14,500	Suita City, Osaka	Trust beneficial interest in real estate	Office property	April 17, 2007	April 17, 2007
Kawasaki East One Building	15,100	Kawasaki City, Kanagawa	Real estate	Office property	April 20, 2007	May 30, 2007
Total	29,600					

(Note 1) "Property Name" is the current property name changed on October 1, 2007.

(Note 2) "Acquisition Price" is the purchase price stated on the beneficial interest purchase agreement or the real estate purchase agreement (excluding an amount equivalent to consumption tax, etc.) rounded down to the nearest million yen.

(Note 3) "Location" indicates the smallest independent administrative district of the area where the property is located.

[ENGLISH TRANSLATION]

NIPPON COMMERCIAL INVESTMENT CORPORATION
BALANCE SHEETS
As of August 31, 2007 and February 28, 2007.

	As of August 31, 2007 (Yen in thousands)	As of February 28, 2007 (Yen in thousands)
ASSETS		
Investments in real estate (including trust accounts)		
Land	¥ 185,732,342	¥ 160,520,222
Depreciable property	54,825,763	48,461,543
Investments in real estate	240,558,105	208,981,765
Accumulated depreciation	(1,555,417)	(678,157)
Investments in real estate, net	239,002,688	208,303,608
Other investments		
Leasehold rights	56,784	56,784
Cash and cash equivalents (including trust accounts)	29,266,815	22,315,314
Rent receivables	175,478	126,050
Consumption tax receivables	35,290	2,518,566
Investment securities	9,941	-
Deffered tax assets	125,479	90,152
Long-term prepaid expenses	212,354	209,412
Security deposits paid	84,649	94,649
Prepaid expenses	348,811	361,442
Derivatives	67,031	230,784
Organization costs	38,541	44,181
Bonds issuance costs	125,308	-
Other assets	18,356	9,914
TOTAL ASSETS	¥ 269,567,525	¥ 234,360,856
LIABILITIES and NET ASSETS		
LIABILITIES:		
Accounts payable and accrued expenses	¥ 1,312,200	¥ 666,603
Received in advance	1,174,959	1,007,804
Short-term loans	32,400,000	36,000,000
Income taxes payable	325	234
Bonds	27,000,000	-
Long-term loans	69,700,000	60,700,000
Security deposits received (including trust accounts)	17,931,286	16,502,358
Other liabilities	241,278	409,150
TOTAL LIABILITIES	149,760,048	115,286,149
NET ASSETS:		
Unitholders' capital	116,753,060	116,753,060
Units authorized ; 2,000,000 units		
Units issued and outstanding ;		
257,400 units as of February 28, 2007		
257,400 units as of August 31, 2007		
Retained Earnings	3,225,343	2,460,320
Unrealized losses on hedging derivatives, net of taxes	(170,926)	(138,673)
TOTAL NET ASSETS	119,807,477	119,074,707
TOTAL LIABILITIES and NET ASSETS	¥ 269,567,525	¥ 234,360,856

The accompanying notes to financial statements are an integral part of these balance sheets.

[ENGLISH TRANSLATION]

NIPPON COMMERCIAL INVESTMENT CORPORATION

STATEMENTS OF INCOME

For the six months ended August 31, 2007 and February 28, 2007.

	3rd period ended August 31, 2007 (Yen in thousands)	2nd period ended February 28, 2007 (Yen in thousands)
OPERATING REVENUES		
Rental income	¥ 7,674,963	¥ 5,616,519
Total operating revenues	7,674,963	5,616,519
OPERATING EXPENSES		
Property operating expenses		
Asset and property management fee	636,382	462,694
Repairs and maintenance	95,487	55,030
Real estate taxes and insurance	459,090	11,379
Other operating expenses	836,859	644,869
Total property operating expenses	2,027,818	1,173,972
Real estate depreciation	878,034	678,157
General and administrative expenses	452,519	201,548
Total operating expenses	3,358,371	2,053,677
OPERATING INCOME	4,316,592	3,562,842
Interest and other income	63,261	10,779
Interest expenses on loans	(541,898)	(362,856)
Interest expenses on bonds	(186,104)	-
Other financing costs	(307,658)	(187,466)
Unit issuance costs	-	(398,535)
Other unit issue costs	-	(108,347)
Amortization of organization costs	(5,640)	(5,640)
Amortization of bonds issuance costs	(14,509)	-
Other expenses	(97,592)	(32,981)
INCOME BEFORE INCOME TAXES	3,226,452	2,477,796
INCOME TAXES		
Current	2,619	1,210
Deferred	(1,420)	6,354
NET INCOME	¥ 3,225,253	¥ 2,470,232
Earnings per unit:		
Net income (in Yen)	¥ 12,530	¥ 11,160
Weighted average number of units outstanding	257,400	221,341

The accompanying notes to financial statements are an integral part of these statements.

[ENGLISH TRANSLATION]

NIPPON COMMERCIAL INVESTMENT CORPORATION
STATEMENTS OF CHANGES IN NET ASSETS
For the six months ended August 31, 2007 and February 28, 2007.

(Yen in thousands)

	Number of units	Unitholders' equity			Unrealized losses on hedging derivatives, net of taxes	Net assets
		Unitholders' capital	Retained earning	Total unitholders' equity		
Balance as of August 31, 2006	200	¥ 100,000	¥ (9,912)	¥ 90,088	¥ 0	¥ 90,088
Public offering	257,200	116,653,060		116,653,060		116,653,060
Net income			2,470,232	2,470,232		2,470,232
Net changes during the period					(138,673)	(138,673)
Balance as of February 28, 2007	257,400	116,753,060	2,460,320	119,213,380	(138,673)	119,074,707
Cash distributions paid			(2,460,230)	(2,460,230)		(2,460,230)
Net income			3,225,253	3,225,253		3,225,253
Net changes during the period					(32,253)	(32,253)
Balance as of August 31, 2007	257,400	¥ 116,753,060	¥ 3,225,343	¥ 119,978,403	¥ (170,926)	¥ 119,807,477

The accompanying notes to financial statements are an integral part of these statements.

[ENGLISH TRANSLATION]

NIPPON COMMERCIAL INVESTMENT CORPORATION
STATEMENTS OF CASH FLOW
For the six months ended August 31, 2007 and February 28, 2007.

	3rd period ended August 31, 2007 (Yen in thousands)	2nd period ended February 28, 2007 (Yen in thousands)
Cash Flows from Operating Activities		
Income before income taxes	¥ 3,226,452	¥ 2,477,796
Depreciation	878,120	678,214
Amortization of organization costs	5,640	5,640
Amortization of other financing costs	307,658	187,466
Amortization of unit issuance costs	-	398,535
Amortization of bond issuance costs	14,509	-
Interest and other income	(49,253)	(10,775)
Interest expenses	728,002	362,856
Changes in assets and liabilities		
Rent receivables	(49,428)	(126,050)
Consumption tax receivables	2,483,276	(2,518,566)
Other payables	901	(316,212)
Accounts payable and accrued expenses	389,333	457,552
Received in advance	167,155	1,007,804
Deposit received	(9,897)	13,085
Long-term period expenses	(299,153)	(439,734)
Long-term advance taxes	282	282
Derivatives	97,592	(459,579)
Others	6,362	(3,302)
Sub-total	7,897,551	1,715,012
Interest received	44,131	10,776
Interest paid	(478,541)	(211,479)
Income taxes paid	(7,881)	(2,244)
Net cash provided by operating activities	7,455,260	1,512,065
Cash Flows from Investing Activities		
Purchase of investment securities	(9,927)	-
Purchases of real estate (including trust assets and leasehold rights)	(31,581,541)	(209,040,260)
Proceeds from security deposits	10,000	-
Payments of security deposits	-	(84,649)
Proceeds from security deposits (including trust accounts)	1,661,848	17,402,335
Repayment of security deposits (including trust accounts)	(390,895)	(504,930)
Net cash used in investing activities	(30,310,515)	(192,227,504)
Cash Flows from Financing Activities		
Proceeds from short-term loans	-	36,000,000
Repayment of short-term loans	(3,600,000)	-
Proceeds from long-term loans	9,000,000	60,700,000
Proceeds from bonds	27,000,000	-
Payment of bonds issuance costs	(139,818)	-
Proceeds from issuance of new units	-	116,254,525
Distributions to unitholders	(2,453,426)	-
Net cash provided by financing activities	29,806,756	212,954,525
Net Increase in Cash and Cash Equivalents	6,951,501	22,239,086
Cash and Cash Equivalents at beginning of Period	22,315,314	76,228
Cash and Cash Equivalents at end of Period	¥ 29,266,815	¥ 22,315,314

The accompanying notes to financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

Nippon Commercial Investment Corporation
For the six months ended August 31, 2007 and February 28, 2007

Note 1. Organization and Basis of Presentation

Organization

Nippon Commercial Investment Corporation (hereinafter "NCI") was established on February 22, 2006, with ¥100 million of capital contribution by Pacific Commercial Investment Corporation under the Law Concerning Investment Trusts and Investment Corporations of Japan (Investment Trust Law of Japan).

Registration with the Kanto Local Finance Bureau of the Ministry of Finance was completed on March 22, 2006. On September 26, 2006, NCI was listed on the J-REIT section of the Tokyo Stock Exchange, specializing in office and retail property investments in Japan, and started its portfolio investment.

As of August 31, 2007, NCI owned 40 properties.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions set forth in the Investment Trust Law of Japan, and in conformity with accounting principles generally accepted in Japan (hereinafter "Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

The accompanying financial statements have been restructured and translated into English (with some expanded descriptions and inclusions) from the audited financial statements of NCI prepared in accordance with Japanese GAAP. Some supplementary information included in the statutory Japanese language financial statements, but not required for fair presentation, is not presented in the accompanying financial statements. NCI has not prepared consolidated financial statements, as it has no subsidiaries.

In preparing the accompanying financial statements, certain reclassifications and modifications have been made in the financial statements issued domestically in order to present them in a form that is more familiar to readers outside of Japan.

Note 2. Summary of Significant Accounting Policies

a) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposit placed with banks and short-term investments, which are highly liquid, readily convertible to cash, and with an insignificant risk of price fluctuation, with original maturities of three months or less.

b) Investments in real estate (including trust accounts)

Investment properties and beneficial interest in properties in trust are recorded at cost, which included the allocated purchase price and related costs and expenses for acquisition of the properties and the beneficial interests of properties in trust.

Depreciation of these properties, expect for land, is calculated on a straight-line basis over the estimated useful lives of the assets ranging as stated below:

Buildings	22-65 years
Building improvements	2-47 years
Structures	7-63 years
Machinery and equipment	5-30 years
Furniture and fixtures	3-25 years

c) Leasehold rights and long-term prepaid expenses

Leasehold rights and long-term prepaid expenses are amortized on a straight-line basis.

d) Organization costs and bonds issuance costs

Organization costs are amortized using the straight-line method over five (5) years.

Bonds issuance costs are amortized using the straight-line method over the issuance period of the bonds.

Unit issuance costs are charged to income when incurred.

e) Taxes on real estate

Taxes on real estate, such as property taxes and city planning taxes, are recorded as property operating expenses when they incur.

NCI pays the seller of the properties the corresponding tax amount for the period from the properties transfer date to December 31 of that year as included in the purchase price of each property, and capitalizes such amount as the cost of the property. For the 3rd period ended August 31, 2007, taxes on real estate of ¥75,865 thousand were capitalized as the cost of the property. Similarly, for the 2nd period ended February 28, 2007, taxes on real estate of ¥272,686 thousand were capitalized as the cost of the property.

f) Accounting treatment of beneficial interests in trust assets including real estate

For trust beneficial interests in real estate, all accounts of assets and liabilities within assets in trust as well as all income generated and expenses incurred from assets in trust are recorded in the relevant balance sheet and income statement accounts.

g) Income taxes

Deferred tax assets and liabilities are computed based on the differences between the financial statement and income tax bases of assets and liabilities utilizing the applicable statutory tax rate.

Note 3. Secured Assets

As of August 31, 2007and February 28,2007, the assets were pledged as collateral for the loans as follows:

	(Yen in thousands)	
	As of August 31, 2007	As of February 28, 2007
Pledged assets:		
Land	¥5,078,552	¥5,069,796
Buildings	2,400,819	2,404,707
Building improvements	607,306	625,653
Total	¥8,086,677	¥8,100,158
Loans secured by the pledged assets:		
Security deposits received (including trust accounts)	¥4,255,932	¥4,257,022

Note 4. Credit Facility

a) Uncommitted basis

NCI has a basic agreement for a credit facility of up to 15,000 million yen.

As of August 31, 2007, no funds were raised based on this credit facility agreement.

b) Committed basis

NCI entered into a commitment line agreement for a credit facility of up to 15,000 million yen.

As of August 31, 2007, no funds were raised based on this commitment line agreement.

Note 5. Unitholders' Equity

NCI maintains at least ¥50 million as the minimum net assets as required by the Investment Trust Law of Japan.

Note 6. Operating revenues and expenses

Operating revenues and expenses related to property leasing for the 3rd period ended August 31, 2007 and the 2nd period ended February 28, 2007 were as follows:

	(Yen in thousands)	
	3rd Period	2nd Period
Revenues from property leasing:		
Rental:		
Rental revenues	¥5,432,166	¥4,174,802
Common area changes	988,462	767,743
Parking lots	255,470	202,527
Facility changes	52,783	36,285
Others	572,217	298,718
Subtotal	7,301,098	5,480,075
Other revenues related to property leasing:		
Incidental income	8,361	14,657
Miscellaneous income	365,504	121,787
Subtotal	373,865	136,444
Total revenues from property leasing	7,674,963	5,616,519
Rental expenses:		
Assets and property management fees	636,382	462,694
Repairs and maintenance	95,487	55,030
Real estate taxes	444,566	171
Insurance	14,524	11,208
Other operating expenses	836,859	644,869
Real estate depreciation	878,034	678,157
Total rental expenses	2,905,852	1,852,129
Operating income from property leasing activities	¥4,769,111	¥3,764,390

Note 7. Per Unit Information

Net assets per unit as of August 31, 2007 and February 28, 2007 were ¥465,452 and ¥462,606, respectively.

Note 8. Income Taxes

Significant components of deferred tax assets and liabilities were as follows:

	(Yen in thousands)	
	As of August 31, 2007	As of February 28, 2007
Deferred tax assets:		
Accrued business office taxes	¥ 1,313	¥ –
Accrued enterprise taxes	137	30
Unrealized losses on hedging derivatives	124,029	90,122
Total deferred tax assets	125,479	90,152
Net deferred tax assets	¥125,479	¥90,152

The effective tax rates on NCI's income as well as the applicable statutory tax rates are reflected as follows:

[ENGLISH TRANSLATION]

	Rate 3rd Period	2nd Period
Japanese statutory income tax rate	42.05%	39.39%
Adjustments:		
Cash distributions	△42.03%	△39.11%
Other	0.02%	0.03%
Effective income tax rate	0.04%	0.31%

NCI has a policy of making distributions in excess of 90% of distributable income for a fiscal period to qualify for conditions set forth in the Special Taxation Measures Law of Japan to achieve a deduction of distributions for income tax purposes. Based on such policy, NCI treated the distribution as a tax allowable distribution as defined in the Special Taxation Measures Law of Japan.

In accordance with the distribution policy prescribed in NCI's articles of incorporation, NCI intends to distribute approximately 100% of its distributable income for each period. NCI intends to make regular distributions to unitholders with respect to its fiscal periods, ending at the end of February and August of each year.

Note 9. Transactions with Related Parties

(3rd Period)

Classification	Name	Address	Principal business or occupation	Share of units owned	Nature of transaction	Amount of transaction (Yen in thousands)	Account	Balance at end of period (Yen in thousands)
The asset manager's parent company	Pacific Management Corporation	Chiyoda ward, Tokyo	Real estate investment fund business	4.8%	Brokerage for beneficial interests in real estate trust	456,750 (Note 1)	–	–
The custodian company	The Sumitomo Trust & Banking Co.,Ltd.	Chiyoda ward, Tokyo	Trust & Banking	–	Trustee of Trust beneficial interests in real estate trust	8,100	–	–
					Repayment of short-term loans	200,000	Short-term loans	1,800,000
					Borrowing of long-term loans	1,000,000	Long-term loans	8,000,000
					Interest expenses	47,428	Accrued expenses	18,140

Notes:
1. The amount of transaction is included in book value of each property.
2. Consumption taxes are not included in transaction amounts. Consumption taxes are included in the balance at the end of the period.

(2nd Period)

Classification	Name	Address	Principal business or occupation	Share of units owned	Nature of transaction	Amount of transaction (Yen in thousands)	Account	Balance at end of period (Yen in thousands)
The asset manager's parent company	Pacific Management Corporation	Chiyoda ward, Tokyo	Real estate investment fund business	4.8%	Brokerage for beneficial interests in real estate trust	4,153,830 (Note 1)	–	–
The subsidiary of the asset manager's parent company	Pacific Growth Realty Y.K.	Chiyoda ward, Tokyo	Owing, selling, buying and brokering real estate	–	Seller of Trust beneficial interests in real estate trust and real estates	12,730,000 (Note 1)	–	–
The subsidiary of the asset manager's parent company	Sky Line Y.K.	Chiyoda ward, Tokyo	Owing, selling, buying and brokering real estate	–	Seller of Trust beneficial interests in real estate trust	4,068,000 (Note 1)	–	–
The subsidiary of the asset manager's parent company	Pacific Commercial Realty Y.K.	Chiyoda ward, Tokyo	Owing, selling, buying and brokering	–	Seller of real estate	3,200,000 (Note 1)	–	–

Classification	Name	Address	Principal business or occupation	Share of units owned	Nature of transaction	Amount of transaction (Yen in thousands)	Account	Balance at end of period (Yen in thousands)
			real estate					
The subsidiary of the asset manager's parent company	Pacific Properties Investment Inc.	Chiyoda ward, Tokyo	Owing, selling, buying and brokering real estate	–	Seller of real estate	1,440,000 (Note 1)	–	–
The custodian company	The Sumitomo Trust & Banking Co.,Ltd.	Chiyoda ward, Tokyo	Trust & Banking	–	Trustee of trust beneficial interests in real estate trust	75,811 (Note 2)	–	–
					Banking loans	9,000,000	Short-term loans	2,000,000
							Long-term loans	7,000,000
					Interest expenses	35,254	Accrued expenses	14,162

Notes:
1. The amount of transaction is included in book value of each property.
2. The trust fee includes 68,000 thousand yen in trust fee related to the initial trust that is included in the book value of the individual real estate, etc.
3. Consumption taxes are not included in transaction amounts. Consumption taxes are included in the balance at the end of the period.

Note 10. Significant Subsequent Events

a) Cash distribution

As of October 19, 2007, the Board of Directors of NCI resolved to effect payment of a cash distribution of ¥12,530 per unit aggregating ¥3,225,222 thousand to unitholders of record on August 31, 2007.

b) Acquisition of 2 properties

On October 18, 2007, NCI decided to acquire the following properties.

Property Name	Acquisition Price (in thousands of yen) (Note 1)	Location (Note 2)	Asset Type	Usage	Date of Purchase Agreement	Acquisition Date
Towa Hamamatsucho Building	7,000,000	Minato ward, Tokyo	Trust beneficial interest in real estate	Office property	October 30, 2007	October 30, 2007
Lila Hijirizaka	4,300,000	Minato ward, Tokyo	Trust beneficial interest in real estate	Office property	October 30, 2007	October 30, 2007

(Note 1) "Acquisition Price" is the purchase price stated on the beneficial interest purchase agreement or the real estate purchase agreement (excluding an amount equivalent to consumption tax, etc.).
(Note 2) "Location" indicates the smallest independent administrative district of the area where the property is located.
(Note 3) NCI plans to terminate the trust promptly upon acquisition of the trust beneficial interest and acquire title directly to the property.

c) Borrowings

NCI borrowed funds as follows on September 27, 2007 to fund the repayment of funds in correlation with the principal repayment of an existing loan becoming due, as well as to secure flexible funds.

(1) Term Loan H (term: 1 year)

Lenders:	The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Chiba Bank, Ltd.
Loan amount:	1,000,000 thousand yen
Interest rate:	JBA 3-month TIBOR + 0.3% The rate applicable for the period between September 27, 2007 and December 26, 2007 is 1.14667%.
Drawdown date:	September 27, 2007
Repayment date:	September 27, 2008
Collateral:	Unsecured
Guarantee:	Unsecured

(2) Term Loan I (term: 1.5 years)

Lenders:	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Shinkumi Federation Bank Mizuho Corporate Bank, Ltd. Shinsei Bank, Limited Aozora Bank, Ltd.
Loan amount:	16,500,000 thousand yen
Interest rate:	JBA 3-month TIBOR + 0.325% The rate applicable for the period between September 27, 2007 and December 26, 2007 is 1.17167%.
Drawdown date:	September 27, 2007
Repayment date:	March 27, 2009
Collateral:	Unsecured
Guarantee:	Unsecured

(3) Term Loan J (term: 3 years)

Lenders:	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation Shinsei Bank, Limited Aozora Bank, Ltd. The Sumitomo Trust and Banking Co., Ltd.
Loan amount:	13,000,000 thousand yen
Interest rate:	JBA 3-month TIBOR + 0.4% The rate applicable for the period between September 27, 2007 and December 26, 2007 is 1.24667%.
Drawdown date:	September 27, 2007
Repayment date:	September 27, 2010
Collateral:	Unsecured
Guarantee:	Unsecured

(4) Term Loan K (term: 4 years)

Lenders:	National Mutual Insurance Federation of Agricultural Cooperatives Aioi Insurance Co., Ltd.
Loan amount:	2,000,000 thousand yen
Interest rate:	The rate applicable is 1.83125% (4-year yen swap + 0.49%)
Drawdown date:	September 27, 2007
Repayment date:	September 27, 2011
Collateral:	Unsecured
Guarantee:	Unsecured

(5) Term Loan L (term: 4 years)

Lenders:	Development Bank of Japan
Loan amount:	1,000,000 thousand yen
Interest rate:	The rate applicable is 1.81750% (4-year yen swap + 0.47%)
Drawdown date:	September 27, 2007
Repayment date:	September 27, 2011
Collateral:	Unsecured
Guarantee:	Unsecured

NCI decided to borrow funds as follows on October 19, 2007 to partially fund the acquisition of trust beneficial interest in real estate as stated in "b) Acquisition of 2 properties" as well as to pay the expenses associated with such acquisitions, and to partially fund future acquisitions of assets as well as to pay the expenses associated with such future acquisitions.

(6) Term Loan M (term: 1 year)

Lenders:	Sumitomo Mitsui Banking Corporation
Loan amount:	15,000,000 thousand yen
Interest rate:	JBA 1-month TIBOR + 0.4%
Drawdown date:	October 30, 2007 (12,000,000 thousand yen of the 15,000,000 thousand yen) November 28, 2007 (3,000,000 thousand yen of the 15,000,000 thousand yen)
Repayment date:	October 30, 2008
Collateral:	Unsecured
Guarantee:	Unsecured

d) Repayment of Loans

NCI repaid the following existing loan, the principal repayment of which was due on September 27, 2007, with the funds noted in the abovementioned "c) Borrowings".

(1) Term Loan A

Lenders:	Aozora Bank, Ltd. Mizuho Corporate Bank, Ltd. Shinsei Bank, Limited The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Sumitomo Trust and Banking Co., Ltd.
Loan amount:	32,400,000 thousand yen
Repayment date:	September 27, 2007
Principal repayment method:	Lump-sum repayment

END